Execution Version

AGREEMENT AND PLAN OF MERGER

among:

INNOVATE BIOPHARMACEUTICALS, INC.
a Delaware corporation;

NAIA MERGER SUB, INC.
a Delaware corporation;

SECOND NAIA MERGER SUB, LLC
a Delaware limited liability company;

NAIA RARE DISEASES, INC.
an exempted company incorporated under the laws of the Cayman Islands;

AND

NAIA LIMITED
an exempted company incorporated under the laws of the Cayman Islands, as Shareholders’ Agent

Dated as of April 30, 2020

Table of Contents                             Page

1.	The Mergers and Related Transactions 1

1.1	The Mergers 1

1.2	Closing Date; Merger Effective Time 2

1.3	Organizational Documents 2

1.4	Management of the Surviving Companies 3

1.5	Merger Consideration 3

1.6	Effect of Merger on Company Shares 4

1.7	Company Stock Options and Indebtedness 4

1.8	Dissenting Shares 5

1.9	Earnout Consideration. 5

1.10	Payment and Exchange Mechanics 7

1.11	Withholding 8

1.12	Closing Deliverables 8

1.13	Closing Payment Certificate; Closing Date Payments 10

2.	Representations and Warranties of the Company 11

2.1	Due Organization; Subsidiaries 11

2.2	Charter Documents 11

2.3	Capitalization 11

2.4	Financial Statements and Related Information 12

2.5	Liabilities 13

2.6	Absence of Changes 13

2.7	Title to Assets 14

2.8	Bank Accounts 15

2.9	Real Property 15

2.10	Intellectual Property 15

2.11	Contracts 17

2.12	Compliance with Legal Requirements 19

2.13	Tax Matters 19

2.14	Environmental Matters 22

2.15	Insurance 22

2.16	Related Party Transactions 22

2.17	Legal Proceedings; Orders 22

2.18	Authority 23

2.19	Non-Contravention; Consents 23

2.20	Brokers 24

2.21	Anti-Corruption 24

2.22	Regulatory Matters 25

2.23	Inventory 27

2.24	Employees. 27

2.25	Employee Benefits 28

2.26	Disclosure 28

3.	Representations and Warranties of Purchaser, Merger Sub I
and Merger Sub II                                28

3.1	Due Organization 28

3.2	Non-Contravention; Consents 28

3.3	Authority; Binding Nature of Agreement 29

3.4	Absence of Undisclosed Liabilities 29

3.5	Legal Proceedings 29

3.6	Brokers 29

3.7	Purchaser Stock 29

3.8	Additional Representations and Warranties 29

3.9	Independent Investigation 30

4.	Certain Covenants of the Parties 30

4.1	Conduct of Business of the Company 30

4.2	Access to Information; Confidentiality 32

4.3	Shareholders Consent 32

4.4	Notice of Certain Events 32

4.5	Further Assurances 33

4.6	Public Announcements 33

4.7	Indemnification of Officers and Directors 33

4.8	Listing of Purchaser Stock 34

5.	Conditions to Closing 34

5.1	Conditions to Obligations of All Parties 34

5.2	Conditions to Obligations of Purchaser and Merger Sub 35

5.3	Conditions to Obligations of the Company 36

6.	Indemnification, etc 36

6.1	Survival of Representations 36

6.2	Indemnification 37

6.3	Limitations 38

6.4	No Contribution 39

6.5	Defense of Third-Party Claims 39

6.6	Claims Procedures 41

6.7	No Duplication of Recovery 42

6.8	Other Matters 42

7.	Tax Covenants 42

7.1	Tax-Free Reorganization 42

7.2	Transfer Taxes 42

7.3	Tax Returns 42

7.4	Straddle Period 43

7.5	Elections 43

7.6	Pre-Closing Tax Returns 43

7.7	Continuation of Business on Closing Date 43

7.8	Contests 43

7.9	Cooperation and Exchange of Information 44

7.10	Survival 44

8.	Termination 44

8.1	Termination 44

8.2	Effect of Termination 45

9.	Miscellaneous Provisions 45

9.1	Shareholders’ Agent 45

9.2	Fees and Expenses 47

9.3	Attorneys’ Fees 47

9.4	Notices 47

9.5	Headings 48

9.6	Counterparts and Exchanges by Electronic Transmission
or Facsimile                                48

9.7	Governing Law; Indemnification Claims 49

9.8	Successors and Assigns 49

9.9	Specific Performance 49

9.10	Waiver 49

9.11	Amendments 50

9.12	Severability 50

9.13	Parties in Interest 50

9.14	Entire Agreement 50

9.15	Disclosure Schedule 50

9.16	Construction 50

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS
Exhibit A    Definitions
Exhibit B    Memorandum and Articles of Association of First-Step Surviving Company
Exhibit C    Certificate of Formation of Surviving Company*
Exhibit D    Limited Liability Company Agreement of Surviving Company*
Exhibit E    Letter of Transmittal
Exhibit F    Joinder Agreement
Exhibit G    Form of Resignation
Exhibit H    Form of Transition Services Agreement
Exhibit I    Form of Non-Competition Agreement
Exhibit K    Disclosure Schedule
Exhibit J-1    NB1001 Description and Product Milestones
Exhibit J-2    NB1002 Description and Product Milestones

*To be attached prior to Closing

SCHEDULES

Schedule A-1        Closing Payment Certificate
Schedule A-2        Securityholder Details
Schedule B-1        Regulatory Authorizations
Schedule 1.12(a)     Requisite Consents
Schedule 1.13        Indebtedness and Payees Requiring Payoff Letters

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 30, 2020 by and among: Innovate Biopharmaceuticals, Inc., a Delaware corporation (“Purchaser”); Naia Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Purchaser (“Merger Sub I”); Second Naia Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned Subsidiary of Purchaser (“Merger Sub II” and together with Merger Sub I, “Merger Subs”); Naia Rare Diseases, Inc., an exempted company incorporated under the laws of the Cayman Islands (“Company”); and Naia Limited, an exempted company incorporated under the laws of the Cayman Islands, as Shareholders’ Agent. Capitalized terms used in this Agreement are defined or referenced in Exhibit A attached hereto.
RECITALS
WHEREAS, Company, Purchaser and Merger Sub I intend to effect a merger of Merger Sub I with and into the Company pursuant to which Company would become an indirect wholly owned subsidiary of Purchaser (the “First Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”) and the CICL, and as part of the same overall transaction, the Company would then merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), on the terms and conditions set forth in this Agreement and in accordance with the CICL and the Delaware Limited Liability Company Act, as amended (the “DLLCA”);
WHEREAS, the respective board of directors of Company and Merger Sub I and the sole member of Merger Sub II have each approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DGCL, DLLCA and the CICL and upon the terms and subject to the conditions set forth herein;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the Persons identified on Part 1.1(a) of the Disclosure Schedule are executing and delivering to Purchaser support agreements; and
WHEREAS, it is intended that for United States federal income tax purposes (i) the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement will constitute a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement, and (iii) Purchaser, Merger Sub I and the Company will each be a “party to the reorganization” under Section 368(b) of the Code.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.THE MERGERS AND RELATED TRANSACTIONS

1.1    The Mergers. At the Effective Time, subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL and the CICL, Merger Sub I will be merged with and into the Company, the separate corporate existence of Merger Sub I will thereupon cease, and the Company will continue as the surviving company and an indirect wholly-owned subsidiary of Purchaser. The Company after the First Merger is sometimes referred to herein as the “First-Step Surviving Company”. At the Second Effective Time, the First-Step Surviving Company shall merge with and into Merger Sub II in accordance with the CICL and the DLLCA, whereupon the separate corporate existence of the First-Step Surviving Company shall cease, and Merger Sub II shall be the surviving company, shall be disregarded as an entity separate from Purchaser for U.S. federal income Tax purposes, and shall continue to be governed by the laws of the State of Delaware and the DLLCA. The surviving company after the Second Merger is sometimes referred to hereinafter as the “Surviving Company”.

1.2    Closing Date; Merger Effective Time.
(a)    The closing of the First Merger (the “Closing”) will take place as soon as practicable (and, in any event, within ten (10) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Closing set forth in Article 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto prior to Closing (the “Closing Date”). The Closing shall take place at the offices of Purchaser’s counsel, Wyrick Robbins Yates & Ponton LLP at 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607.
(b)    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the First-Step Surviving Company shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the DGCL and the CICL (the “Certificate of Merger”). The First Merger will become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “Effective Time”). At the Effective Time, the effect of the First Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of Merger Sub I and the Company shall vest in the First-Step Surviving Company, and all debts and liabilities of Merger Sub I and the First-Step Surviving Company shall become debts and liabilities of the First-Step Surviving Company.
(c)    Promptly after the Effective Time, Surviving Company shall cause the Second Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the CICL and the DLLCA (the time of the filing of such certificate of merger with respect to the Second Merger, or the time of effectiveness thereof that is specified therein, if different, shall be referred to herein as the “Second Effective Time”). At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement and the applicable provisions of the CICL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all rights and property of Merger Sub II and the First-Step Surviving Company shall vest in the Surviving Company, and all debts and liabilities of Merger Sub II and the First-Step Surviving Company shall become debts and liabilities of the Surviving Company.

1.3    Organizational Documents. Without any further action on the part of the Company, Merger Sub I, Surviving Company or any other Person:
(a)    At the Effective Time, the memorandum and articles of association of the Company in the form attached here to as Exhibit B will be the memorandum and articles of association of the First-Step Surviving Company until thereafter amended in accordance with the CICL and the DLLCA, and as provided in such memorandum and articles of association.
(b)    At the Second Effective Time, the certificate of formation of Merger Sub II in substantially the form attached here to as Exhibit C shall be the certificate of formation of the Surviving Company, until thereafter amended in accordance with the DLLCA and as provided in such certificate of formation.
(c)    At the Second Effective Time, the limited liability company agreement of Merger Sub II in the form attached hereto as Exhibit D shall be the limited liability company agreement of the Surviving Company, until thereafter amended in accordance with the DLLCA and as provided in such limited liability company agreement.

1.4    Management of the Surviving Companies. Unless otherwise determined by Purchaser prior to the Effective Time, the parties shall take all requisite action so that:
(a)    Board of Directors. The directors of the Company immediately prior to the Effective Time will be the directors of the First-Step Surviving Company immediately following the Effective Time, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the First-Step Surviving Company.
(b)    Officers. The officers of the Company immediately prior to the Effective Time will be the officers of the First-Step Surviving Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the First-Step Surviving Company.
(c)    Managing Member. Purchaser shall be the managing member (as defined in the limited liability company agreement of the Surviving Company) of the Surviving Company.
(d)    Officers. The officers of Merger Sub II immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving Company.

1.5    Merger Consideration. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, the Securityholders shall be entitled to receive an amount (the aggregate amount described in (a)-(g), the “Merger Consideration”) equal to (without duplication):
(a)    $2,112,000 in immediately available funds; plus
(b)    the Merger Shares; plus
(c)    one-half (1/2) of the Prepaid License Fees; minus
(d)    the Shareholders’ Agent Reserve; minus
(e)    the Company Transaction Expenses; minus
(f)    all Indebtedness outstanding as of or paid in connection with the Closing; minus
(g)    payments made to [**] by Purchaser (on behalf of, or as successor to, Company under the [**] and in accordance with the letter agreement between Company and [**] to be executed following the date hereof (the “[**] Side Letter”)) due to the transactions contemplated by this Agreement, which payments will consist of (i) $[**] to be paid in immediately available funds, and (ii) a number of Merger Shares equal to the quotient of $[**] divided by the Purchaser Stock Price (collectively, the “Initial [**] Payment”).

1.6    Effect of Merger on Company Shares. At the Effective Time, as a result of the Mergers and without any action on the part of Purchaser, Merger Sub I, Merger Sub II, the Company or any Securityholder:
(a)    Capital Stock of Merger Sub I. Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of ordinary stock, par value $1.00 per share, of the First-Step Surviving Company and collectively will constitute the only outstanding shares of capital stock of the First-Step Surviving Company and each stock certificate of Merger Sub I evidencing ownership of any such shares will evidence ownership of such shares of ordinary shares of the First-Step Surviving Company.
(b)    Equity Interests of Merger Sub II. All shares of capital stock of the First-Step Surviving Company issued and outstanding immediately prior to the Effective Time will be converted into and become all of the equity interests of Merger Sub II and collectively will constitute the only outstanding equity interests of the Surviving Company and each stock certificate of First-Step Surviving Company evidencing ownership of any such shares will evidence ownership of such equity interests of the Surviving Company.
(c)    Cancellation of Certain Company Shares. Company Shares that are owned by the Company (as treasury stock or otherwise) or any of its respective direct or indirect wholly owned Subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(d)    Effect on Company Shares. Subject to Section 9.1(c), all Company Shares issued and outstanding immediately prior to the Effective Time (other than (i) the Company Shares to be cancelled and retired in accordance with Section 1.6(c) and (ii) any Dissenting Shares) shall cease to be outstanding and shall be converted and exchanged for, at the Effective Time, the right to receive from Purchaser, in accordance with this Agreement and the Closing Payment Certificate: (A) the Merger Consideration, plus (B) the Earnout Consideration for each Earnout Period, if any. The allocation of the Merger Consideration and the Earnout Consideration among the Company Shares will be determined pursuant to the Closing Payment Certificate. The Closing Payment Certificate calculates the portions of the Merger Consideration and Earnout Consideration payable in respect of the Company Shares consistent with the Charter Documents, taking into account the liquidation preferences set forth in the Company’s articles and memorandum of association in effect immediately prior to the Effective Time.

1.7    Company Stock Options and Indebtedness.
(a)    Neither Purchaser nor the Surviving Company will assume or otherwise replace any Company Option (whether vested or unvested) in connection with the transactions contemplated hereby. Effective as of the Effective Time, each Company Option that is then outstanding and unexercised, whether or not then vested or exercisable, shall be, by virtue of the First Merger and without any action on the part of Purchaser, Merger Subs, the Company or any Optionholder, cancelled and each Optionholder shall cease to have any rights with respect thereto. The Company shall, prior to the Effective Time, take all actions reasonably necessary in connection with the treatment of Options contemplated by this Section 1.7, including providing each holder of any Options the opportunity to exercise such Options, whether or not vested or exercisable.
(b)    Prior to the Effective Time, the Company shall payoff and extinguish all Indebtedness of the Company.

1.8    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 1.6, Company Shares issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 1.6(c)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised applicable appraisal rights of such shares in accordance with Section 262 of the DGCL or applicable dissent rights in accordance with Section 238 of the CICL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares or such holder’s dissent rights under the CICL with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration or the other amounts contemplated by the Closing Payment Certificate, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL or Section 238 of the CICL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or rights of dissent pursuant to Section 238 of the CICL or if a court of competent jurisdiction shall determine that such holder is not entitled to any such relief, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration and the other amounts contemplated by the Closing Payment Certificate, if any, to which such holder is entitled pursuant to Section 1.6, without interest thereon, upon delivery of a duly executed and completed Letter of Transmittal.

1.9    Earnout Consideration.
(a)    Sales-Based Payments. Purchaser shall deposit with Shareholders’ Agent, for distribution to the Securityholders in accordance with Section 1.6, during the Royalty Term, on a Product-by-Product, country-by-country, and Calendar Quarterly basis, an amount equal to the Sales-Based Payment. Sales-Based Payments due hereunder shall be deposited and paid within 75 days of the end of each Calendar Quarter during which Net Sales occur. Within 75 days of the end of each Calendar Quarter, whether or not Net Sales occurred during such Calendar Quarter, Purchaser shall provide Shareholders’ Agent with: (i) a statement stating (as applicable) the number, description, and aggregate Net Sales, by country, of each Product sold during the relevant Calendar Quarter by Purchaser, its Affiliates, and Licensees and (ii) the calculation of Sales-Based Payments due for such Calendar Quarter. For clarity, the Parties hereby agree that no sales of any Product in a country following the expiration of the Royalty Term for such Product in such country shall be included in Net Sales for purposes of calculating any amounts due under this Section 1.9(a).
(b)    Milestone Payments.
(i)    NB1001 Milestone Payments. Purchaser shall deposit with Shareholders’ Agent, for distribution to the Securityholders in accordance with Section 1.6, the amounts set forth on Exhibit J-1 within, in each case, (A) 30 days of the first achievement of the indicated milestone with respect to an NB1001 Product (for all milestone payments not triggered by the achievement of a particular Net Sales threshold) or (B) for all milestone payments triggered by the achievement of a particular Net Sales threshold, 90 days of the end of the Calendar Quarter during which such threshold was first achieved with respect to an NB1001 Product;
(ii)    NB1002 Milestone Payments. Purchaser shall deposit with Shareholders’ Agent, for distribution to the Securityholders in accordance with Section 1.6, the amounts set forth on Exhibit J-2 within, in each case, (A) 30 days of the first achievement of the indicated milestone with respect to an NB1002 Product (for all milestone payments not triggered by the achievement of a particular Net Sales threshold) or (B) for all milestone payments triggered by the achievement of a particular Net Sales threshold, 90 days of the end of the Calendar Quarter during which such threshold was first achieved with respect to an NB1002 Product;
(iii)    Purchaser shall deposit with Shareholders’ Agent, for distribution to the Securityholders in accordance with Section 1.6, an amount equal to the amount by which Purchaser’s obligation to pay any amount to [**] under the [**], other than sales-based royalties due under Section 3.4 of the [**] or Section 3.3 of the [**], is decreased due to any credits resulting from the Initial [**] Payment or any Additional [**] Payment (as defined below; collectively, any Additional [**] Payments and $[**] of the Initial [**] Payment, the “[**] Payments”)). Such payments shall be made within 30 days of the use of such credits. Purchaser agrees to use commercially reasonable efforts to utilize such credits as soon as available under the [**], provided that Purchaser shall not use such credits for more than [**]% of any individual payment otherwise due to [**]. The Parties agree that, notwithstanding anything to the contrary, if the numbering of any Section(s) in either [**] differs from that reflected in the drafts thereof provided by Purchaser’s counsel to the Company on April 17, 2020 (each such draft, a “4/17 Draft” of such [**]), then any references in this Agreement to any Section(s) of such [**] shall, for purposes of this Agreement, be deemed to be references to the Section of such [**] corresponding to the referenced Section in such draft (e.g., if this Agreement refers to Section 3.3 of the [**], and Section 3.3 of the 4/17 Draft of such [**] corresponds to Section 3.4 of the [**], such reference in this Agreement shall be deemed to refer to Section 3.4 of the [**]).
(iv)    Purchaser shall provide Shareholders’ Agent written notice of the achievement of each milestone described in Exhibit J-1 and Exhibit J-2 by the applicable due date for payment set forth therein. Each milestone payment in Exhibit J-1 and Exhibit J-2 shall only be paid once under this Agreement, with respect to the initial accomplishment thereof, regardless of the number of Products (or indications therefor or formulations thereof) or the number of times such milestone may be achieved.
(c)    Additional [**] Payments. If (i) any particular payment due under Section 1.9(a), 1.9(b)(i), or 1.9(b)(ii) would, without taking into account the effects of this Section 1.9(c), cause [**] percent ([**]%) of the total aggregate payments under Section 1.9(a), 1.9(b)(i), and 1.9(b)(ii) to exceed the milestone and royalty payments paid or payable to [**] under the [**] following the Effective Time and (ii) Purchaser pays [**] an amount equal to [**] percent ([**]%) of such particular payment due under Section 1.9(a), 1.9(b)(i), or 1.9(b)(ii) pursuant to Section 3 of the [**] Side Letter (each, an “Additional [**] Payment”), Purchaser shall, in lieu of the amount of such particular payment due under Section 1.9(a), 1.9(b)(i), or 1.9(b)(ii) without taking into account the effects of this Section 1.9(c), only be required under Section 1.9(a), 1.9(b)(i), or 1.9(b)(ii) to pay the Shareholders’ Agent [**] percent ([**]%) of such amount. In the event Section 3 of the [**] Side Letter differs from Section 3 of the draft of such letter provided by Purchaser’s counsel to Company on April 13, 2020 in a manner that changes the intended functioning of this Section 1.9(c) (as determined with reference to such draft), the Parties shall, if requested by either Party, use reasonable good faith good faith efforts to amend this Section 1.9(c) in a manner intended to maintain consistency with the economic principles reflected by this Section 1.9(c) in light of such draft.
(d)    Prepaid License Fees. Purchaser shall, within 90 days of the Effective Date, (i) deposit with Shareholders’ Agent, for distribution to the Securityholders in accordance with Section 1.6, an amount equal to one-half (1/2) of the Prepaid License Fees.
(e)    Payment Method. Except for the Purchaser Stock to be issued to Securityholders, all payments due under this Section 1.9 shall be made by bank wire transfer in immediately available funds to the accounts designated by Shareholders’ Agent. All payments hereunder shall be made in the legal currency of the United States of America.
(f)    Tax. In the event any Tax is paid or required to be withheld by Purchaser for the benefit of the Securityholders on account of any payments payable to Securityholders (or to Shareholders’ Agent on Securityholders’ behalf) under this Agreement, the corresponding amounts payable to Securityholders (or to Shareholders’ Agent on Securityholders’ behalf) shall be reduced by the amount of Taxes deducted and withheld, and Purchaser shall pay the amounts of such Taxes to the proper Governmental Authority in a timely manner and promptly transmit to Shareholders’ Agent an official Tax certificate or other evidence of such Tax obligations together with, if reasonably available, proof of payment from the relevant Governmental Authority of all amounts deducted and withheld sufficient to enable Securityholders to claim such payment of Taxes. Any such withholding Taxes required under applicable law to be paid or withheld shall be an expense of, and borne solely by, Securityholders, as applicable. Purchaser will provide Shareholders’ Agent with, at Shareholders’ Agent’s sole expense, reasonable assistance to enable Shareholders’ Agent, on Securityholders’ behalf, to recover such Taxes or amounts otherwise withheld as permitted by law. Notwithstanding anything to the contrary, this Section 1.9(f) shall be subject to, and without limitation of, Section 1.11.
(g)    Records and Audit. Purchaser shall maintain, and shall cause its Affiliates and Licensees to maintain, complete and accurate records of its and their Product development, approval, and sales activities that may be necessary for the purposes of calculating all payments due under this Section 1.9. So long as any payments are accruing under this Section 1.9, and for three (3) years thereafter, Purchaser shall permit, and shall cause its Affiliates to permit, Shareholders’ Agent or an independent certified public accountant selected by Shareholders’ Agent and reasonably acceptable to Purchaser (and which has entered into a non-disclosure agreement reasonably satisfactory to Purchaser) to inspect and audit such records of Purchaser and its Affiliates from time to time, upon at least thirty (30) days’ prior notice, for purposes of verifying the accuracy of reports and payments made under this this Section 1.9. Upon written request of Shareholders’ Agent, Purchaser shall (i) subject to the terms of the agreement pursuant to which any Licensee obtained rights to any Product, exercise its corresponding audit rights thereunder with respect to the above-referenced records and provide a copy of the results thereof to Shareholders’ Agent or (ii) share the results of any audit of any Licensee with respect to any Net Sales of Products that is undertaken by Purchaser independently of a request for such an audit by Shareholders’ Agent. Purchaser shall ensure that all Licensees have agreed in writing to audit provisions materially similar to those set forth herein. Shareholders’ Agent will bear the cost of any audit referenced in this Section 1.9(f) (other than those of any Licensee that are undertaken by Purchaser independently of any request therefor by Shareholders’ Agent) unless such audit discloses a deficiency in Purchaser’s payments of greater than 10% for the period subject to such audit, in which case Purchaser shall bear the reasonable cost of such audit. Notwithstanding anything to the contrary, Shareholders’ Agent shall only be entitled to request one audit of Purchaser and its Affiliates, and one audit of each Licensee, per year.

1.10    Payment and Exchange Mechanics.
(a)    Letter of Transmittal. As soon as commercially practicable, to the extent not previously delivered, the Company shall mail or otherwise deliver to each Securityholder, a letter of transmittal in substantially the form attached hereto as Exhibit E (each, a “Letter of Transmittal”) and a joinder agreement in substantially the form attached hereto as Exhibit F (each, a “Joinder Agreement”). Following the Effective Time, upon proper surrender of a Company Share Certificate for cancellation pursuant to the Letter of Transmittal and delivery of a duly completed and executed Letter of Transmittal and Joinder Agreement, the holder of such Company Share Certificate shall be entitled to receive in exchange therefor, the consideration reflected on the Closing Payment Certificate in accordance with Section 1.6. If payment in respect of any Company Share Certificate is to be made to a Person other than the Person in whose name such Company Share Certificate is registered, it shall be a condition of payment that the Company Share Certificate so surrendered shall be transferable and be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Company Share Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Company Share Certificate have been paid or are not applicable. Until surrendered as contemplated by this Section 1.10(a), each Company Share Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Merger Consideration and the applicable portion of any Earnout Consideration that become payable pursuant to this Agreement in respect of such Company Share Certificate. Holders of Company Share Certificates shall not be entitled to receive any portion of the Merger Consideration to which they would otherwise be entitled until such Company Share Certificates are properly surrendered.
(b)    No Further Rights in the Company Shares. The applicable portion of the Merger Consideration paid or payable in respect of the surrender of the Company Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares. If, after the Effective Time, certificates evidencing capital stock of Company (“Company Share Certificates”) are presented to Purchaser for any reason, they shall be canceled and exchanged as provided in this Section 1.10.
(c)    Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Purchaser Stock shall be issued in exchange for any Company Share and no holder of any of the foregoing shall be entitled to receive a fractional share of Purchaser Stock. In the event that any holder of Company Shares would otherwise be entitled to receive a fractional share of Purchaser Stock (after aggregating all shares and fractional shares of Purchaser Stock issuable to such holder), then such holder shall receive a number of shares of Purchaser Stock rounded up to the nearest whole share. The parties acknowledge that rounding up the number of shares of Purchaser Stock in lieu of issuing fractional shares of Purchaser Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Purchaser Stock.

1.11    Withholding. Purchaser, Merger Subs and the Company, as applicable, will be entitled to deduct and withhold from the amounts payable pursuant to this Agreement to any Person, and to pay over to the applicable Governmental Body (or other applicable Person) such amounts as Purchaser, Merger Subs and the Company, as applicable, are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax law or under any other applicable Legal Requirement; provided, however, that Purchaser shall use commercially reasonable efforts to consult with Shareholders’ Agent prior to withholding any amounts payable hereunder and to cooperate with Shareholders’ Agent to minimize or eliminate any such withholding. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that Purchaser is required to deduct and withhold any amounts in connection with any payments of Purchaser Stock, Purchaser shall, at its discretion, (a) be entitled to retain a portion of Purchaser Stock equal in value to such required deduction or (b) offset the amounts required to be deducted and withheld against cash payments required to be made by Purchaser to the recipient of the Purchaser Stock.

1.12    Closing Deliverables.
(a)    At or prior to the Closing Date, the Company shall deliver to Purchaser the following:
(i)    the Certificate of Merger executed by the Company;
(ii)    the certificate of merger with respect to the Second Effective Time executed by the First-Step Surviving Company;
(iii)    resignations of the directors and officers of the Company and First-Step Surviving Company, as applicable, in the form attached hereto as Exhibit G;
(iv)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company dated the Closing Date certifying that (A) attached thereto are true and complete copies of (1) all resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Transactional Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby and (2) resolutions of the Shareholders approving the First Merger and adopting this Agreement, (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby as of the Closing Date, and (C) the names and signatures of the officers of the Company authorized to sign this Agreement, the Transactional Agreements and the other documents to be delivered hereunder and thereunder (in each case to which the Company is a party);
(v)    a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Body of the jurisdiction under the Legal Requirements in which the Company is organized;
(vi)    the Closing Payment Certificate contemplated in Section 1.13; and attached hereto as Schedule A-1;
(vii)    the consents to assignment and approvals listed in Schedule 1.12(a);
(viii)    the [**] Licenses and [**] License, respectively, duly executed by [**] and [**], respectively, and the Company;
(ix)    the Transition Services Agreement executed by Naia Pharmaceuticals, Inc., in the form attached hereto as Exhibit H;
(x)    the non-competition agreements in the form attached hereto as Exhibit I executed by Daniel Perez, MD and Mark Bagnall (the “Non-Competition Agreements”);
(xi)    a statement from the Company validly executed by a duly authorized officer of the Company that (A) the Company is not, and has not been at any time during the five (5) years preceding the date of such statement, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, and (B) no interest in the Company is a “United States real property interest”, as defined in Section 897(c)(1) of the Code, such statement conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and a notice of such statement to be delivered by Purchaser to the IRS on behalf of the Company in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), each in a form reasonably acceptable to Purchaser;
(xii)    the directors’ declarations required under Section 233 and Section 237 of the CICL;
(xiii)    the [**] Side Letter; and
(xiv)    such other documents or instruments as Purchaser may reasonably request and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b)    On the Closing Date, Purchaser shall deliver to the Company the following:
(i)    the Certificate of Merger executed by Purchaser or Merger Sub I, as applicable;
(ii)    the certificate of merger with respect to the Second Effective Time executed by Purchaser or Merger Sub II, as applicable;
(iii)    the Transition Services Agreement executed by Purchaser, in the form attached hereto as Exhibit H.
(iv)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Purchaser, Merger Sub I and Merger Sub II certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors (or board of managers, as applicable) of Purchaser, Merger Sub I and Merger Sub II authorizing the execution, delivery and performance of this Agreement and the Transactional Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
(v)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Purchaser, Merger Sub I and Merger Sub II certifying the names and signatures of the officers of Purchaser, Merger Sub I and Merger Sub II authorized to sign this Agreement, the Transactional Agreements and the other documents to be delivered hereunder and thereunder; and
(vi)    such other documents or instruments as the Company and Shareholders’ Agent reasonably request and are reasonably necessary to consummate the transactions contemplated by this Agreement.

1.13    Closing Payment Certificate; Closing Date Payments.
(a)    No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser: (A) the Closing Payment Certificate; and (B) a pay-off letter duly executed by each Person to whom any Indebtedness will remain unpaid or otherwise be owed, as of immediately prior to the Effective Time, by the Company, the Surviving Company or any Subsidiary of the Company (each of which Persons are set forth on Schedule 1.13), which pay-off letter shall include a complete release of the Purchaser, the Company, the Surviving Company and each Subsidiary from all Encumbrances, liabilities and other obligations with respect to such Indebtedness, effective upon the discharge of such Indebtedness at the Closing. The parties agree that Purchaser, Merger Subs and Shareholders’ Agent shall be entitled to rely on the Closing Payment Certificate in making payments under this Agreement and shall not be responsible for the calculations or the determinations regarding such calculations in such Closing Payment Certificate.
(b)    Purchaser shall make the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:
(i)    To each Securityholder, on the later of the Closing Date or the date each Securityholder provides a duly completed and executed Letter of Transmittal and Joinder Agreement as described in Section 1.10(a), the Merger Consideration payable by wire transfer of immediately available funds and shares of Purchaser Stock to the Securityholders as set forth in the Closing Payment Certificate; and
(ii)    on the Closing Date, to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of the Indebtedness or Company Transaction Expenses that remains unpaid as of immediately prior to the Effective Time, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate.

2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Disclosure Schedule prepared pursuant to Section 9.15, the Company represents and warrants to Purchaser that the statements contained in this Article 2 are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

2.1    Due Organization; Subsidiaries. The Company has been duly incorporated, and is validly existing and in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing), under the laws of the jurisdiction of its incorporation. The Company has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and is presently proposed to be conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used and are presently proposed to be owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and, to the extent applicable, in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no Subsidiaries and does not own or control and has never owned or controlled, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other Entity. There is no direct or indirect obligation, contingent or otherwise, of the Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.

2.2    Charter Documents. The Company has made available to Purchaser accurate and complete copies of its articles and memorandum of association, including all amendments thereto (the “Charter Documents”). All actions taken and all transactions entered into by the Company have been duly approved by all necessary action of the board of directors and shareholders of the Company as required by the Charter Documents or the laws of the jurisdiction of the Company’s formation or incorporation. There has been no violation of any of the provisions of the Charter Documents, and the Company has not taken any action that is inconsistent with any resolution adopted by the Company’s shareholders, board of directors or any committee of the board of directors. The stock records, minute books and other corporate records of the Company are accurate and up-to-date and complete in all respects, and have been maintained in accordance with reasonable business practices and all applicable Legal Requirements.

2.3    Capitalization.
(a)    Outstanding Securities. The authorized share capital of the Company is $54,750 divided into 30,000,000 Ordinary Shares of $0.001 par value each and 24,750,000 Preference Shares of $0.001 par value each, 15,250,000 of which are classified as Series 1 Preference Shares, 2,500,000 of which are classified as Series A Preference Shares and 7,000,000 of which are classified as Series B Preference Shares. Schedule A-2 sets forth (i) the names, last known address, email address and tax ID numbers of the Securityholders, (ii) each Securityholder’s Pro Rata Share, and (iii) the class and number of Company Shares owned of record by each of the Securityholders. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and non-assessable. None of the outstanding Company Shares are subject to any repurchase option, forfeiture provision, or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws) except as set forth on Part 2.3(a) of the Disclosure Schedule. No Company Shares will be issued on or prior to the Closing Date except as set forth on Schedule A-2. There is no Liability for dividends or other distributions to any holder of Company equity interests that is accrued and unpaid by the Company. No outstanding securities, including the Company Shares, of the Company are subject to vesting, rights of forfeiture, or repurchase rights that will lapse, in whole or in part, as a result of this Agreement and the transactions contemplated hereby.
(b)    Stock Options. Except as set forth in Schedule A-2, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.
(c)    No Other Securities. Except as set forth in Schedule A-2 there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any Company Shares or other securities or equity interest of or in the Company or any derivative of any of the foregoing; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Company Shares (or cash based on the value of such shares) or other securities of the Company or any derivative of any of the foregoing; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any Company Shares or any other securities or equity interest, including any promise or commitment to grant any securities of the Company to any Person; or (iv) any condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Company Shares or other securities of the Company.
(d)    Legal Issuance. All outstanding Company Shares, securities and other equity interests that have ever been issued or granted by the Company (i) are listed on Schedule A-2 and (ii) have been issued and granted in material compliance with: (1) all applicable securities laws and other applicable Legal Requirements; and (2) all requirements set forth in all applicable Contracts. Except as set forth on Part 2.3(d) of the Disclosure Schedules, none of the outstanding Company Shares, securities and other equity interests that have ever been issued or granted by the Company were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company as required by the Charter Documents or any Legal Requirement.

2.4    Financial Statements and Related Information.
(a)    Delivery of Financial Statements. Part 2.4(a) of the Disclosure Schedule contains a true and correct copy of the following unaudited financial statements of the Company (collectively the “Financial Statements”): compiled balance sheet as of December 31, 2018; statement of income for the fiscal year ended December 31, 2018; the unaudited balance sheet of the Company as of December 31, 2019 (the “Balance Sheet Date”); statement of income for the two months ended February 29, 2020; and the unaudited balance sheet of the Company as of February 29, 2020. The unaudited balance sheet of the Company as of December 31, 2019 is hereinafter referred to as the “Balance Sheet.”
(b)    Fair Presentation. The Financial Statements (i) are derived from and are in accordance with the books and records of the Company, and (ii) are complete and accurate in all material respects and present fairly in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. The Company does not have any off-balance sheet arrangements within the meaning of Item 303 of Regulation S-K promulgated by the SEC. The Company has established and maintains a system of internal accounting controls reasonably designed to provide reasonable assurances that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations. Neither the Company nor, to the Knowledge of the Company, any representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of the Company or its internal accounting controls. There are no significant weaknesses in the design or operation of the Company’s internal financial controls. There have been no instances of fraud with respect to the conduct of the operations of the Company during any period covered by the Financial Statements.
(c)    Schedule 1.13 includes all Indebtedness as of the Effective Date.

2.5    Liabilities. The Company does not have any Liabilities except for: (i) Liabilities identified as such in the Balance Sheet; (ii) Liabilities identified in Part 2.5(a) of the Disclosure Schedule; (iii) Liabilities for performance of obligations of the Company apparent on the face of Contracts that have been made available to Purchaser; and (iv) Liabilities incurred in connection with the transactions contemplated hereby. The Company has never guaranteed payment or performance of the Liability of any other Person or pledged any of its assets to secure the Liability of another Person. Except as set forth in Part 2.5(b) of the Disclosure Schedule, the Liabilities referred to in clauses (ii), (iii) and (iv) of this Section 2.5 are not, individually or in the aggregate, material to the Company.

2.6    Absence of Changes. Except as set forth in Part 2.6 of the Disclosure Schedules, since the Balance Sheet Date through the date of this Agreement:
(a)    there has not been any change, event, circumstance or condition to the Knowledge of the Company that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;
(b)    there has been no split, combination or reclassification of any of the outstanding share capital of the Company, and the Company has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding share capital of the Company;
(c)    the Company has not allotted, reserved, set aside or issued, or authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any equity interest, shares in its capital stock or any equity interest or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such equity interest or shares or other convertible or exchangeable securities;
(d)    except as required as a result of a change in applicable law or GAAP, there has not been any material change in any method of accounting or accounting practice by the Company;
(e)    the Company has not (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures, in each case in excess of $25,000, in the aggregate;
(f)    there has been no transfer (by way of a license or otherwise) of, or execution of any agreement to transfer, any Person’s rights to any of the Company IP, other than non-exclusive licenses and sublicenses provided in the ordinary course of business;
(g)    there has been no written notice delivered to the Company of any claim of ownership by a third party of any of the Company IP, or of infringement by the Company of any Intellectual Property Rights of any Person;
(h)    there has not been any: (i) grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of the Company or any Contract entered or amended providing for the grant of any severance, change-in-control, retention, or termination pay to any employee or other service provider of the Company, in each case, other than as required by law other than any arrangement that does not entail such severance, change-in-control, retention, or termination pay for any employee; (ii) entry into any employment, deferred compensation, severance, equity, pension, post-retirement or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee or other service provider of the Company; (iii) hiring or engaging any officer, employee, independent contractor, consultant or other service provider; or (iv) increase in the compensation, bonus or other benefits (including accelerated equity vesting) payable or to become payable to any employee or other service provider of the Company, except, with respect to (ii) and (iii) of this Subsection (h), as required by law, in the ordinary course of business consistent with past practice;
(i)    there has not been any: (i) settlement or compromise of any material Tax claim, audit, or assessment, (ii) making or changing of any material Tax election, changing of any annual Tax accounting period, or adoption or changing of any method of Tax accounting, (iii) amendment of any material Tax Returns or filing of claims for material Tax refunds, (iv) entry into any material closing agreement; (v) surrender in writing of any right to claim a material Tax refund, offset, or other reduction in Tax liability; or (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company;
(j)    there has not been any change or amendment to the Charter Documents;
(k)    there has not been any incurrence, creation or assumption by the Company of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), or (ii) any Liability as a guarantor or surety with respect to the obligations of others;
(l)    there has not been any transaction with a Related Person;
(m)    there has not been any delay or postponement by the Company in the payment of any Liability; and
(n)    there has not been any agreement to do any of the foregoing or any action or omission that would result in any of the foregoing.

2.7    Title to Assets. Except as otherwise provided in Part 2.7 of the Disclosure Schedule, the Company owns, and has good, marketable and valid title to, or a valid right to use, all tangible personal property purported to be owned by it, including: (i) all tangible personal property reflected on the Financial Statements; and (ii) all other tangible personal property reflected in the books and records of the Company as being owned by the Company. All of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for Permitted Liens. The assets owned by the Company are all of the assets necessary for the Company to conduct its business as currently conducted.

2.8    Bank Accounts. Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type and primary use of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account and the type of access each such signer holds (administrative, view, transactional, etc.); and (e) the approximate amount held in such account as of two (2) Business Days prior to the date of this Agreement. There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Company.

2.9    Real Property. The Company does not own any real property. The Company does not lease any real property.

2.10    Intellectual Property.
(a)    Subject to Section 2.10(f), the Company exclusively owns, or validly Controls, all Company IP, in each case free and clear of all Liens (other than Permitted Liens). All Company IP will, immediately subsequent to the Effective Time, be transferred to, and Controlled by, Surviving Company on substantially the same terms with which the Company, immediately prior to the Closing, Controlled such Company IP. For the avoidance of doubt, this Section 2.10(a) does not constitute a representation or warranty of the Company relating to infringement, misappropriation or other violation of the Intellectual Property Rights of any Person. Except as set forth in Part 2.10(a) of the Disclosure Schedule, to the Company’s Knowledge, the Company IP constitutes all Intellectual Property Rights necessary to conduct the Company’s Business or manufacture, use, sell, or import Products or Compounds.
(b)    To the Company’s Knowledge, the Company has not infringed, misappropriated or otherwise violated and the Company is not infringing, misappropriating or otherwise violating (including with respect to the discovery, development, clinical testing, manufacture, distribution, advertising, use, Exploitation or sale by the Company of a Product or the Compounds) the rights of any other Person. To the Company’s Knowledge, no other Person or Persons has infringed, misappropriated or otherwise violated or is or are infringing, misappropriating or otherwise violating any Company IP.
(c)    No claims against the Company are pending or, to the Company’s Knowledge, threatened with regard to (i) the Control or use of any Company IP; (ii) any actual or potential infringement, misappropriation or unauthorized use of Company IP; (iii) any actual or potential infringement, misappropriation or unauthorized use of any third party’s Intellectual Property Rights; or (iv) the validity or enforceability of any Company IP. The Company has the right to bring actions for infringement, including all rights to recover damages for past infringement (to the extent permitted by applicable Law), of all Company IP.
(d)    Part 2.10(d) of the Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of all patents and applications therefor, trademarks, registrations thereof (if any), and applications therefor (if any), domain name registrations (if any), copyright registrations (if any) and all invention disclosures, that, in each case, are owned, licensed, or otherwise Controlled by the Company. The patent applications listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company are (and such applications that are licensed or otherwise Controlled by the Company are, to the Company’s Knowledge) pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications for either of the foregoing owned by the Company have been (and all such patents, registered trademarks and applications licensed or otherwise Controlled by the Company have been, to the Company’s Knowledge) duly registered or filed with or issued by each appropriate Governmental Authority in the jurisdiction indicated in Part 2.10(d) of the Disclosure Schedule, all related necessary affidavits of continuing use have been (or, with respect to Intellectual Property Rights licensed to the Company, to the Company’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses, to the Company’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company have (and no such patents that are licensed or otherwise Controlled by the Company have, to the Company’s Knowledge) expired, been disclaimed, in whole or in part, been declared invalid, in whole or in part, or held to be unenforceable by any Governmental Authority. None of the trademarks or trademark applications listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company are (and no such trademarks or trademark applications that are licensed or otherwise Controlled by the Company are, to the Company’s Knowledge) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company are (and no such patents or patent applications that are licensed or otherwise Controlled by the Company are, to the Company’s Knowledge) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte (other than ex parte proceedings in connection with such patent applications) and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each of the patents and patent applications listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company properly identifies (and, to the Company’s Knowledge, such patents and applications licensed or otherwise Controlled by the Company properly identify) each and every inventor of the claims thereof as determined in accordance with the Laws of the jurisdiction in which such patent is issued or such patent application is pending. Each inventor named on the patents and patent applications listed in Part 2.10(d) of the Disclosure Schedule that are owned by the Company has executed (and, to the Company’s Knowledge, such inventors named on such patents and applications that are licensed or otherwise Controlled by the Company have executed) an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to the Company, or in the case of licensed Patents, to the appropriate owners. To the Company’s Knowledge, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to the Company under such agreement with the Company.
(e)    No current or former director, officer, employee, contractor or consultant of the Company owns any rights in or to any Company IP. All current and former directors, officers, employees, contractors and consultants of the Company who contributed to the discovery, creation or development of any Company IP did so (i) within the scope of his or her employment such that it constituted a work made for hire under applicable Law and all Company IP arising therefrom became the exclusive property of the Company or (ii) pursuant to a written agreement, assigned all of his or her rights in Company IP to the Company. No current or former directors, officers, employees, contractors or consultants of the Company has made or, to the Company’s Knowledge, threatened to make any claim or challenge against the Company or any Affiliates of the Company in connection with their contribution to the discovery, creation or development of Company IP.
(f)    Part 2.10(f) of the Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all options, rights, licenses or interests of any kind relating to any Company IP (i) granted to the Company by any other Person (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements) that have been made available to the Purchaser), or (ii) granted by the Company to any other Person (including any obligations of such other Person to make any fixed or contingent payments, including royalty payments). All obligations for payment of monies currently due and payable by the Company and other material non-payment-related obligations in connection with such options, rights, licenses or interests have been satisfied in a timely manner. The Company is not in material breach of, and, to Company’s Knowledge, no counterparty to any such options, rights, or licenses is in breach of, any such options, rights, or licenses.
(g)    Company has used reasonable efforts to make all filings with Governmental Authorities and obtain all grants and registrations as may be reasonably necessary or appropriate to preserve and protect the Company IP, and, to Company’s Knowledge, all third party licensors of the Company with respect to any Company IP have used such reasonable efforts.
(h)    Company has used reasonable efforts and taken commercially reasonable steps designed to maintain in confidence its Trade Secrets and other confidential information acquired, conceived, developed, collected, compiled, generated, reduced to practice or otherwise made or used in connection with the Business or related to a Product or the Compounds, including through the development of a policy for the protection of intellectual property; requiring all independent contractors with access to confidential information and employees (if any) of the Company to execute confidentiality agreements with respect to intellectual property developed for or obtained from the Company; and entering into licenses and Contracts that generally require licensees, contractors and other Third Parties with access to the Trade Secrets or other confidential information to keep such Trade Secrets or other confidential information confidential.
(i)    The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any right or obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon or the transfer of, any Company IP.

2.11    Contracts.
(a)    List of Contracts. Part 2.11(a) of the Disclosure Schedule accurately lists, as of the date of this Agreement:
(i)    (A) each Company Contract relating to the employment of, or the performance of services by, any Person that provides for annual, aggregate compensation in excess of $25,000 per year (excluding, to the extent otherwise set forth on the Disclosure Schedule, option grants and option notices); (B) any Company Contract pursuant to which the Company will as a result of the consummation of the transactions under this Agreement become obligated to make any payment or other severance, termination or similar payment to any Company Employee; and (C) any Company Contract pursuant to which the Company is or will, as a result of the consummation of the transactions under this Agreement, become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Company Employee;
(ii)    each Company Contract which provides for indemnification of any officer, director, employee or agent of the Company (other than a Company Employee Plan or indemnification provisions in the Company’s standard form of consulting agreement (that has been provided to Purchaser) where the indemnification provision is included in the ordinary course of business consistent with past practice);
(iii)    each Company Contract imposing any restriction on the Company: (A) to compete with any other Person or engage in any aspect of its business in any other geography or market; or (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business with any other Person; or (C) to develop, distribute or make available any Technology or Intellectual Property Rights; or (D) to solicit potential employees, consultants, contractors or other suppliers or customers;
(iv)    each Contract: (A) granting the Company a license or permission to use, or other rights to license, manufacture, market, sell, support, make available or deliver, any Product (other than non-exclusive licenses to commercially available third-party software and/or software-as-a-service offerings with a replacement cost and/or annual license fee of less than $5,000 per annum); (B) contemplating an exclusive relationship between the Company and any other Person; or (C) granting another Person a right of first refusal; or (D) in which the Company grants any Person a license or permission to use Intellectual Property Rights or to license, market, sell, support, make available or deliver any Product or Company IP;
(v)    each Company Contract that includes a “most favored customer” or similar clause by Company to any other Person;
(vi)    each Company Contract creating or involving any partnership, joint venture, joint marketing, joint development, agency relationship, sales representative, channel partner, distribution or reseller arrangement or franchise relationship with any other Person;
(vii)    each Company Contract regarding the acquisition, issuance or transfer of any securities or other equity interest and each Company Contract relating to any securities of the Company including any restricted share agreements or securities escrow agreements (other than option notices and option grants in the forms made available to Purchaser);
(viii)    each Company Contract involving any Indebtedness;
(ix)    any Company Contract (A) imposing any confidentiality obligation on Company or on any other Person (other than routine, reasonable, and customary nondisclosure agreements that individually or in the aggregate would not reasonably be expected to adversely impact the ability of Purchaser to operate the Business, develop, manufacture, commercialize, or enter into exclusive licenses or other strategic transactions with respect to Products or Compounds, or prosecute, protect, or enforce any Intellectual Property Rights with respect to Products or Compounds, the Company Contracts with routine, reasonable, and customary confidentiality provisions, in each case entered into by Company in the ordinary course of business or confidentiality agreements entered into in connection with a strategic process with a party other than Purchaser), (B) containing “standstill” or similar provisions, or (C) providing any right of first negotiation, right of first refusal or similar right to any Person;
(x)    any Company Contract under which any of the transactions contemplated by this Agreement would trigger more favorable terms for any other Person with respect to price or any extension of the term of the Company Contract;
(xi)    any Company Contract with any Person with whom the Company does not deal at arm’s length;
(xii)    any Company Contract that involves the sharing of profits with other Persons or the payment of royalties or referral fees to any other Person;
(xiii)    any Contract that involves or is reasonably expected to involve payments to or by the Company in an amount in excess of $30,000 annually; or the performance of services having a value in excess of $30,000 annually, and in each case, is not cancelable without penalty within 30 days;
(xiv)    any other Company Contract entered into outside of the Company’s ordinary course of business;
(xv)    any Company contract containing an earn out or other contingent payment or obligation; and
(xvi)    any other Company Contract that is not otherwise disclosed in another Part of the Disclosure Schedule which is material to the Company or its business, operations, financial conditions, properties or assets.
Contracts in the respective categories described in clauses “(i)” through “(xii)” above and all Contracts identified, or required to be identified, in Part 2.10 of the Disclosure Schedule are referred to in this Agreement as the “Listed Contracts.”
(b)    Delivery of Contracts. The Company has made available to Purchaser accurate and complete copies of all written Listed Contracts, including all amendments thereto. Each Listed Contract is valid and in full force and effect, and is enforceable by the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(c)    No Breach. The Company has not materially violated or breached, or committed any default under any material term or provision of, any Listed Contract which remains uncured, and to the Company’s Knowledge no other Person has violated or breached, or committed any default under, any material term or provision of any Listed Contract which remains uncured.

2.12    Compliance with Legal Requirements. The Company is, and has been in the last four (4) years, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership or use of its assets. The Company has not received any written notice or, to the Company’s Knowledge, oral notice or other communication from any Person regarding any actual, alleged, possible or potential violation of, or failure by the Company to comply with, any Legal Requirement.

2.13    Tax Matters. Except as set forth in the applicable Subsection of Part 2.13 of the Disclosure Schedule:
(a)    Taxes and Tax Returns; Liens. The Company has filed all Tax Returns that it was required file under applicable Legal Requirements, and all such Tax Returns were true, correct, and complete in all material respects. The Company has paid all Taxes due and payable by it (whether or not shown on any Tax Return). The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Governmental Authority (i) in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, or (ii) in any jurisdiction where the Company does file Tax Returns that the Company is or may be subject to any type of Taxes by that jurisdiction for which it has not filed all required Tax Returns. There are no Encumbrances (other than Permitted Liens) for Taxes on any assets of the Company.
(b)    Audits. No federal, state, local or non-U.S. Tax audits, Tax assessments or other administrative or judicial proceedings involving Taxes are pending with respect to the Company. The Company has not received from any Governmental Authority any (a) notice indicating an intent to open an audit or other review, (b) request for information related to Tax matters or (c) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company.
(c)    Statutes of Limitations. The Company has not waived (or been requested to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(d)    Liability for Third-Party Taxes. The Company is not and has never been a member of any “affiliated group” within the meaning of Section 1504(a) of the Code. The Company has no potential liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), as a result of transferee or successor liability, by Contract, or pursuant to applicable Legal Requirements. The Company is not a party to or bound by any Tax allocation, Tax sharing, Tax indemnification, or similar agreement (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any Governmental Authority).
(e)    Post-Closing Tax Items. None of Purchaser, Merger Subs, the Company, or any of their Affiliates will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion of any taxable period) ending after the Closing Date as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirements) executed by the Company on or prior to the Closing Date, (ii) any installment sale or open transaction disposition made by the Company on or prior to the Closing Date, (iii) any change in method of accounting, including the application of Sections 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or non-U.S. Legal Requirements) to transactions, events, or accounting methods employed prior to the Closing, or use of an improper method of accounting by the Company for a taxable period ending on or prior to the Closing Date, (iv) any prepaid amount received by the Company on or prior to the Closing Date, (v) any “intercompany transaction” involving the Company or any “excess loss account” of the Company (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or non-U.S. Legal Requirements), or (vi) any election made by the Company under Section 108(i) of the Code.
(f)    Unpaid Taxes. The unpaid Taxes of the Company (i) did not, as of the date of the Balance Sheet, exceed the reserve for Tax Liability (excluding than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto), and (ii) do not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Balance Sheet, the Company has not incurred any Liability for Taxes outside the ordinary course of business.
(g)    Reportable Transactions. The Company has never participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.
(h)    Partnership Interests. The Company is not a party to any joint venture, contract or other arrangement that could be treated as a partnership for federal income Tax purposes.
(i)    Withholding. No payment made pursuant to the Transactional Agreements will be subject to withholding pursuant to Cayman Islands Legal Requirements.
(j)    U.S. Source Income. No payment made pursuant to the Transactional Agreements will give rise to income that is effectively connected with the conduct of a trade or business in the United States or that is treated as U.S. source income under Part I of Subchapter N of Chapter 1 of the Code.
(k)    Income Tax Classification. The Company is, and has been at all times since its formation, classified as a corporation for U.S. federal income tax purposes.
(l)    Pre-Merger Dispositions. No shareholder of the Company has disposed of Company stock, or received any distribution from the Company, in a manner that would cause the transactions contemplated by this Agreement to violate the continuity of shareholder interest requirement set forth in Treasury Regulations Section 1.368-1(e). The Company has not acquired, sold, transferred, or otherwise disposed of any assets in a manner that would prevent Purchaser (or a member of Purchaser’s “qualified group” as such term is defined in Treasury Regulations Section 1.368-1(d)(4)(ii) or a partnership as described in Treasury Regulations Section 1.368-1(d)(4)(iii)) from continuing the Company’s historic business or using a significant portion of the Company’s historic business assets in a business following the Mergers.
(m)    Parachute Payments. Except as set forth on Part 2.13(m) of the Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) will (i) result in any payment becoming due to any current or former employee, consultant, officer, director, manager, trustee or independent contractor of the Company or its subsidiaries, or entitle any of the forgoing Persons to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of payments or compensation due any such Person, (iii) increase any amount or benefits otherwise payable or result in any other obligation under any Contract (including this Agreement), Company Employee Agreement or Company Employee Plan, (iv) result in the acceleration of payment or vesting of any such amounts or benefits under such Contract, Company Employee Agreement or Company Employee Plan, or (v) result, or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G(b) of the Code (or any corresponding provisions of state, local or foreign Tax Legal Requirements). No Person is entitled to receive any additional payment (including any tax gross-up or other payment) as a result of the imposition of Taxes under Section 4999 of the Code.
(n)    Non-U.S. Taxes. The Company is not subject to Tax in any country other than its country of incorporation, organization, or formation, including by virtue of engaging in business in such jurisdiction or having employees, a permanent establishment or any other place of business in such jurisdiction. Part 2.13(n) of the Disclosure Schedule sets forth (i) all jurisdictions in which the Company is subject to Tax, required to file Tax Returns, has filed Tax Returns, or has paid any Taxes, and (ii) with respect to each jurisdiction described in clause (i), the type(s) of Taxes the Company is subject to, is required to file Tax Returns with respect to, has filed Tax Returns with respect to, or has paid any Taxes with respect to. The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities.
(o)    Withholding. The Company has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Legal Requirements), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Bodies (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes (or similar Taxes under any foreign Legal Requirements), Federal Insurance Contribution Act, Medicare, relevant state or local income and employment Tax withholding Legal Requirements, and has timely filed all withholding Tax Returns, for all periods.
(p)    409A or 457A(d)(3) Compliance. Each Contract (including this Agreement), Company Employee Plan or Company Employee Agreement which is a “nonqualified deferred compensation plan” (as defined in Sections 409A(d)(1) or 457(d)(3) of the Code) subject to Sections 409A or 457A of the Code complies in all material respects with Sections 409A or 457A of the Code and the Treasury Regulations and other guidance promulgated thereunder. No payment to be made under any Company Employee Plan or Company Employee Agreement is, or to the Company’s Knowledge, will be, subject to the penalties of Section 409A(a)(1) or 457A(c) of the Code. No Company Employee Plan or Company Employee Agreement provides for a gross up of Taxes imposed by Sections 409A or 457A of the Code.
(q)    Distribution of Stock and Securities. Within the past three (3) years, the Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

2.14    Environmental Matters. To the Company’s Knowledge, the Company is in compliance in all material respects with all applicable Environmental Laws.

2.15    Insurance. Part 2.15 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the Closing Date and identifies any material claims made thereunder as of the Closing Date. The Company has made available to Purchaser accurate and complete copies of the insurance policies identified on Part 2.15 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.15 of the Disclosure Schedule is in full force and effect. The Company has not received any notice or other communication from an insurance company regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.16    Related Party Transactions. Except as set forth in Part 2.16 of the Disclosure Schedule: (a) no Related Party has any interest in any material asset used in or otherwise relating to the Business, except for the Related Party’s indirect interest therein as the owner of the Company Share; (b) no Related Party is indebted to the Company (other than for advances for ordinary travel and other business expenses); (c) no Related Party is a party to, or has any financial interest in, any material Company Contract, transaction or business dealing or involving the Company; (d) no Related Party is competing with the Company; and (e) to the Company’s Knowledge, no Related Party has any claim or right against the Company, in each case, other than (i) for payment of salaries and bonuses for services rendered; (ii) reimbursement of customary and reasonable expenses incurred on behalf of the Company; (iii) benefits due under Company Employee Plans, if any, and fringe benefits not required to be listed on the Disclosure Schedule; (iv) agreements relating to outstanding Company Shares or Options; and (v) as provided in the Charter Documents.

2.17    Legal Proceedings; Orders.
(a)    Legal Proceedings. Except as set forth in Part 2.17(a) of the Disclosure Schedule, there are no existing or pending Legal Proceedings involving the Company and, to the Company’s Knowledge, there are no threatened Legal Proceeding against the Company. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Except as set forth in Part 2.17(a) of the Disclosure Schedule, no Legal Proceeding or claims for equitable relief has ever been commenced by, and no Legal Proceeding or claims for equitable relief has ever been pending against, the Company.
(b)    Orders. There is no order, writ, injunction, judgment, ruling, subpoena, or decree (“Order”) to which the Company, or any of the assets owned or used by the Company, is subject. No officer or other employee of the Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to Company’s business, and, to the Knowledge of the Company, no event has occurred or circumstance exists that could reasonably be expected to subject the Company or any of its officers or directors to such an Order.

2.18    Authority.
(a)    Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and under each other Transactional Agreement to which the Company is a party and, subject to, in the case of the consummation of the First Merger, adoption of this Agreement by the affirmative vote or consent of the Requisite Shareholders, to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by the Company of this Agreement and of each such other Transactional Agreement to which the Company is a party have been duly authorized by all necessary action on the part of the Company and its board of directors. This Agreement and each other Transactional Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements affecting the enforcement of creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (whether considered at law or in equity).
(b)    Board Approval. The Company Board, at a meeting duly called and held or by a unanimous written consent, has unanimously (i) approved the First Merger and the terms thereof set forth in Article 1 of this Agreement, (ii) determined that the First Merger is advisable and fair and in the best interests of the Company and the Securityholders, (iii) directed that the “agreement of merger” set forth in this Agreement be submitted to the Securityholders for adoption, and (iv) resolved to recommend that the Securityholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the Securityholders.

2.19    Non-Contravention; Consents. Except as set forth in Part 2.19 of the Disclosure Schedule, neither: (1) the execution, delivery or performance by the Company of this Agreement or any of the other Transactional Agreements to which the Company is a party; nor (2) the consummation of the First Merger, or, to the Company’s Knowledge, the Second Merger, will (with or without notice or lapse of time):
(a)    contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of the Company; or (ii) any resolution adopted by the Shareholders or the Company Board;
(b)    contravene, conflict with or result in a violation of, or give any Governmental Body the valid right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or any assets owned by the Company, is subject;
(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;
(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Listed Contract, or give any Person the valid right to: (i) declare a default or exercise any remedy under any such Listed Contract; (ii) accelerate the maturity or performance of any such Listed Contract; or (iii) cancel, terminate or modify any such Listed Contract; or
(e)    result in the imposition or creation of any lien or other Encumbrance upon any asset owned by the Company except for Permitted Liens.
Except as set forth in Part 2.19 of the Disclosure Schedule, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; or (y) the consummation of the transactions contemplated hereby and thereby. Part 2.19 of the Disclosure Schedule lists each Company Contract that is terminated or amended as a result of the Mergers.

2.20    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company, any Affiliate thereof, or any Securityholder.

2.21    Anti-Corruption.
(a)    Neither the Company, nor any of its Affiliates, any of their respective directors, officers, managers or employees or, to the Company’s Knowledge, any of their other respective Representatives, in any way relating to the Company: (i) has taken any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.); or (ii) has corruptly, offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official”, as defined in this Section 2.21, for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Authority, or commercial enterprise owned or controlled by any Governmental Authority (including state-owned or controlled veterinary or medical facilities), in order to assist the Company or any Affiliates of the Company, related in any way to the Purchased Assets or the Business, in obtaining or retaining business.
(b)    No officers, directors or employees of the Company, or agents acting on behalf of the Company, are themselves Public Officials.
(c)    For purposes of this Section 2.21, “Public Official” means: (i) any officer, employee or representative of any regional, Federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled veterinary or medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or Governmental Authority, enterprise, or organization identified above; and (v) any official of a political party or candidate for political office.
(d)    There are no pending proceedings against the Company, its Affiliates, any of their respective directors, officers, managers or employees or, to the Company’s Knowledge, any of their other respective Representatives, with respect to the violation of any applicable anticorruption Law, including the FCPA, relating to the Company.
(e)    Company and its Affiliates have been subject to an anticorruption compliance policy with respect to the Company reasonably appropriate to ensure compliance with applicable anticorruption Laws, including the FCPA.

2.22    Regulatory Matters.
(a)    Except as set forth on Part 2.22(a) of the Disclosure Schedule, Company has provided to Purchaser copies of (i) all Regulatory Authorizations held by Company or under which Company conducts business, or that have been submitted by or on behalf of Company or in relation to the Business, any Product, or any Compound and (ii) all applications or notifications or submissions for Regulatory Authorizations pending in relation thereto. Company possesses all material Regulatory Authorizations that are required for or relate to the Business, the Compounds, and the Products. Company is the sole and exclusive owner of the Regulatory Authorizations and none of the Regulatory Authorizations has been sold, conveyed, delivered, transferred or assigned to another party. Each such Regulatory Authorization has, to Company’s Knowledge, been validly issued or acknowledged by the appropriate Regulatory Authority and is in full force and effect. The Company holds all Permits and has made all filings with all Governmental Bodies that are required to be held or filed to conduct the Company’s business in compliance with all Legal Requirements and all Company Contracts, and all such Permits and filings are valid and in full force and effect.
(b)    Except as set forth on Part 2.22(b) of the Disclosure Schedule, all pre-clinical and clinical studies, trials and investigations conducted or sponsored by or on behalf of the Company are being, and at all times have been, conducted in compliance in all material respects with all applicable clinical protocols, informed consents and applicable Laws administered or issued by applicable Regulatory Authorities, including (to the extent applicable) (i) the U.S. Food and Drug Administration (“FDA”) or other health authority standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations and associated regulatory guidance, (ii) investigational new drug requirements and associated regulatory guidance, (iii) FDA or other health authority standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314, and 320 of the Code of Federal Regulations and associated regulatory guidance, (iv) federal and state laws or other regulatory authority standards for restricting the use and disclosure of individually identifiable health information, (v) the International Council for Harmonisation Guideline on Good Clinical Practice (ICH Topic E6) and associated regulatory guidance and (vi) communications or notices from Regulatory Authorities regarding the conduct of such studies, trials and investigations. Except as set forth on Part 2.22(b) of the Disclosure Schedule, there has been no drug-related adverse event with respect to a patient in a clinical trial conducted or sponsored by or on behalf of the Company or in relation to the Business, any Product, or any Compound, the effect of which would reasonably be expected to (x) prevent Purchaser from obtaining approval from a Regulatory Authority to market any Product or (y) delay such approval to such an extent that the delay (taking into account the expected length of such delay and the basis or reasons therefor) would materially impair the aggregate financial value to be derived by Purchaser from any Product or any Compound. All clinical trial adverse events in patients in a clinical trial conducted or sponsored by or on behalf of the Company or in relation to the Business, any Product, or any Compound within the Knowledge of Company have been disclosed to Purchaser and all associated correspondence, including actual or potential claims for recompense, have been made available to Purchaser.
(c)    No Regulatory Authority has commenced, or, to Company’s Knowledge, threatened to initiate, any Action to place a clinical hold order on, or otherwise terminate, delay or suspend any proposed or ongoing pre-clinical or clinical studies, trials, investigational new drug application or investigations conducted or proposed to be conducted in connection with the Business.
(d)    Part 2.22(d) of the Disclosure Schedule sets forth a complete and accurate listing and description of all pre-clinical and clinical investigations regarding Compounds or Products, or otherwise conducted by or on behalf of the Company, including animal and laboratory studies. Company has provided to Purchaser all information and data known to Company relating to safety, efficacy, and toxicity of all of the Compounds and Products. Company is not aware of any negative data, adverse event or toxicity data produced by the use of any Compound or any Product in any animal or human studies that would: (i) have a Material Adverse Effect or (ii) materially compromise (A) any pre-clinical or clinical trials presently being undertaken (or proposed to be undertaken) by or on behalf of Company or any third party with respect to any Compound or Product or (B) the development or commercialization of any Compound or Product.
(e)    Company has not directly or indirectly received any written communication (including any warning letter, untitled letter, Form 483 or similar notice) from any Regulatory Authority, and to Company’s Knowledge there are no material Actions pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case (i) relating to, arising under or alleging that Company or any of its officers, employees or agents is not currently in compliance with, any Law administered or issued by any Regulatory Authority or (ii) regarding any debarment action or investigation in respect of Company or any of its officers, employees or agents undertaken pursuant to 21 U.S.C. Sections 335(a), (b) and (c), or any similar regulation of a Regulatory Authority. There are no pending voluntary or involuntary destruction orders, seizures or other regulatory enforcement actions related to the Business, any Compound, or any Product, and, to Company’s Knowledge, no Data relating to a Product or Compound that has been made public is the subject of any regulatory or other Action, either pending or threatened, by any Regulatory Authority relating to the truthfulness or scientific adequacy of such Data.
(f)    Neither Company nor, to Company’s Knowledge, any officer, employee, agent or distributor of Company, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Authority to invoke any similar policy. Neither Company nor, to Company’s Knowledge, any officer, employee or agent of Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by or authorized by 21 U.S.C. Sections 335(a), (b) and (c) or any similar Laws. Neither Company nor, to Company’s Knowledge, any officer, employee or agent of Company has been convicted of any crime or engaged in any conduct for which such Person would be excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Laws.
(g)    Company is, and has been, in compliance with: (i) laws, regulations and guidance pertaining to state and federal Anti-Kickback Statutes (42 U.S.C. §§ 1320a-7b(b), et seq. and their implementing regulations) and the related Safe Harbor Statutes; (ii) laws, regulations and guidance pertaining to submission of false claims to governmental or private health care payors (31 U.S.C. §§ 3729, et seq. and its implementing regulations); and (iii) state laws and federal laws and regulations relating to providing and reporting of payments to health care professionals or health care entities.
(h)    Company is not a “covered entity” or a “business associate” pursuant to the Health Insurance Portability and Accountability Act of 1996 (as those terms are defined in 45 §160.103), and Company has complied in all material respects with all other applicable Laws relating to the privacy and security of individually identifiable information, including the Federal Trade Commission Act, the Children’s Online Privacy Protection Act (COPPA), and similar applicable Laws in any foreign jurisdiction in which Company does business.

2.23    Inventory. Part 2.23 of the Disclosure Schedule sets forth a complete and accurate description of all Inventory, with a description of each such item of Inventory that includes, as applicable, the amount, the identity of the manufacturer, location of manufacture, date(s) of manufacture and expiration date(s). All Inventory was manufactured, and has been shipped, stored, and otherwise maintained in accordance with (a) the agreements listed on Part 2.23 of the Disclosure Schedule (if any) pursuant to which it was manufactured, (b) all applicable laws, rules, regulations, and guidelines, including, with respect to any Inventory intended for human use or administration, and (c) the current good manufacturing practice regulations promulgated by the FDA. Company owns all right, title, and interest to all Inventory, and no Inventory is subject to any Liens, claims, encumbrances, or other interests of any third party.

2.24    Employees.
(a)    The Company does not have and has never had any employees.  Accordingly, the Company owes no wages, salaries, severance, or other payments or liabilities, including but not limited to Taxes, unemployment compensation benefits, or social security, with respect to any current or former employees, and there are no Legal Proceedings pending or threatened against the Company by or on behalf of any current or former employees.  The Company is in full compliance with all applicable Legal Requirements regarding the terms and conditions of employment.
(b)    Set forth on Part 2.24(b) of the Disclosure Schedule is a complete list of independent contractors that are presently engaged by the Company or have been engaged by the Company since January 1, 2019 (the “Independent Contractors”) and an indication of which, if any, of the Independent Contractors cannot be terminated by the Company on thirty (30) days’ notice or less or at any time without liability.  The Company is in full compliance with all applicable laws concerning the classification of employees and independent contractors and has in all respects properly classified all of its Independent Contractors for all purposes.
(c)    No Independent Contractor has been or is in violation of any Contract between such Independent Contractor and the Company, except for such violations as have been cured prior to the date hereof.  As of the date hereof, no Independent Contractor has given notice to the Company of an intent to terminate such Independent Contractor’s relationship with the Company.
(d)    No work stoppage or labor strike against the Company is pending, threatened, or reasonably anticipated.  The Company is not involved in or threatened with any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters.  The Company has not at any time engaged in any unfair labor practices within the meaning set forth in the National Labor Relations Act.  The Company is not and has not been in the past a party to or bound by any collective bargaining agreement or union contract, and no such agreement or contract is being negotiated.  The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law.
(e)    The Company is not a party to or otherwise bound by any consent decree with or citation by any Governmental or Regulatory Authority relating to employees or employment practices.  Neither the Company nor any of its directors or officers has received any notice of any intent by any Governmental or Regulatory Authority responsible for enforcement of labor or employment laws to conduct an investigation relating to the Company, and no such investigation is in progress.

2.25    Employee Benefits.
(a)    Except as set forth on Part 2.25(a) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate of the Company has at any time sponsored, maintained, contributed to, or participated in and Company Employee Plan.
(b)    To the Company’s Knowledge, there are no actions, suits or claims pending, or to the Knowledge of the Company threatened, involving any Company Employee Plans.
(c)    Neither the Company nor any ERISA Affiliate thereof has at any time incurred any material penalty or Tax with respect to any Company Employee Plan under any applicable Law.

2.26    Disclosure. No representation or warranty or other statement made by the Company in this Agreement, the Disclosure Schedule, the certificates delivered pursuant to this Agreement or the Transactional Agreements contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading. The Company has made available true, correct, complete and, where applicable, executed copies of each document that has been requested by Purchaser and that is in the Company’s possession or control or that is listed (or required to be listed) in the Disclosure Schedule.

3.    REPRESENTATIONS AND WARRANTIES OF PURCHASER, MERGER SUB I AND MERGER SUB II
Purchaser, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Securityholders that the statements contained in this Article 3 are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date.

3.1    Due Organization. Each of Purchaser, Merger Sub I and Merger Sub II is a corporation or a limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Transactional Agreements to which it is a party or by which it is bound. Each Merger Sub was recently formed for the purpose of participating in the Mergers as provided in this Agreement and is an indirect wholly owned Subsidiary of Purchaser.

3.2    Non-Contravention; Consents.
(a)    Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; nor (ii) the consummation of the transactions contemplated by this Agreement and the Transactional Agreements, will contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation (or formation) or bylaws (or operating agreement), including all amendments thereto, of Purchaser, Merger Sub I or Merger Sub II; (B) any resolution adopted by the shareholder (or member), the board of directors (or board of managers) or any committee of the board of directors (or board of managers) of Purchaser, Merger Sub I or Merger Sub II; (C) any provision of any material Contract to which Purchaser, Merger Sub I or Merger Sub II is bound, which will not be cured by notice by Purchaser; (D) any Legal Requirement or any order, writ, injunction, judgment or decree to which Purchaser, Merger Sub I or Merger Sub II or any material assets owned by Purchaser, Merger Sub I or Merger Sub II, is subject; or (E) any material Governmental Authorization that is held by Purchaser, Merger Sub I or Merger Sub II or that otherwise relates to the business of Purchaser, Merger Sub I or Merger Sub II or to any material assets owned by Purchaser, Merger Sub I or Merger Sub II.
(b)    Consents. Except for any applicable filings required to be made by Purchaser, notices required to be given by Purchaser or consents required to be obtained by Purchaser, in each case from any lender with respect to Purchaser’s outstanding credit facilities or any Governmental Body in connection with the Mergers, Purchaser is not and will not be required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other Transactional Agreements; or (ii) the consummation of the Mergers.

3.3    Authority; Binding Nature of Agreement. Purchaser and each Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and under each other Transactional Agreement to which Purchaser or Merger Sub is a party; and the execution, delivery and performance by Purchaser, Merger Sub I and Merger Sub II of this Agreement and of each other Transactional Agreement have been duly authorized by all necessary action on the part of their respective boards of directors (or managers) and shareholders (or members). This Agreement and each other Transactional Agreement to which Purchaser, Merger Sub I or Merger Sub II is a party constitutes the legal, valid and binding obligation of Purchaser, Merger Sub I or Merger Sub II, respectively, enforceable against each of them in accordance with its terms, except as they may be limited by: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Legal Requirements affecting the enforcement of creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (whether considered at law or in equity).

3.4    Absence of Undisclosed Liabilities. As of the date of this Agreement, neither Purchaser nor any consolidated subsidiary of Purchaser has any material Liability, individually or in the aggregate, except for: (a) Liabilities identified in the Purchaser SEC Reports and (b) Liabilities that have been incurred in the ordinary course of business.

3.5    Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of Purchaser, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers.

3.6    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Purchaser, Merger Sub I or Merger Sub II.

3.7    Purchaser Stock. The shares of Purchaser Stock issued as a portion of the Merger Consideration will, when issued in accordance with the terms of this Agreement, be validly issued, fully paid and nonassessable, free and clear of any Encumbrances (other than any Encumbrances imposed on such shares by applicable securities laws or by the Securityholders). Except as set forth in the Purchaser SEC Reports, the Purchaser has not taken, and does not have any intention to take, any action to delist the Purchaser Stock from the Nasdaq Stock Market and, to the Purchaser’s knowledge, Nasdaq has not taken, and has not expressed any intention to take, any action to delist the Purchaser Stock.

3.8    Additional Representations and Warranties. The RDD Representations are true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date). Purchaser has provided the Company with the Innovate Schedule of Exceptions and all exhibits and schedules to the RDD Merger Agreement.

3.9    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Company and acknowledges that it has been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Purchaser acknowledges and represents that in making its decision to enter into this Agreement and consummate the transactions contemplated hereby, each of Purchaser, Merger Sub I and Merger Sub II has relied solely on Purchaser’s own investigation and the express representations, warranties and covenants of Company set forth in this Agreement (including the Disclosure Schedule) and Purchaser is not relying on any representation or warranty, written or oral, statutory, express or implied, at common law or otherwise, with respect to the Company, the Company IP, the Business or the transactions contemplated by this Agreement not expressly set forth in Article 2 (including any information, data or other materials (written or oral) heretofore furnished to Purchaser, Merger Subs and their Representatives by or on behalf of the Company and any information, documents or material made available to Purchaser, management presentations or in any other form in expectation of the transactions contemplated by this Agreement, other than to the extent any such information, data or material is itself the subject of a representation or warranty contained in Article 2).

4.    CERTAIN COVENANTS OF THE PARTIES

4.1    Conduct of Business of the Company. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with the terms set forth in Article 8 (the “Pre-Closing Period”), the Company shall, except as expressly contemplated by this Agreement, as required by applicable law, or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed), conduct its business in the ordinary course of business consistent with past practice. To the extent consistent therewith, the Company shall use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and employees, to preserve its present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having significant business relationships with it. Without limiting the generality of the foregoing, during the Pre-Closing Period, except as otherwise expressly contemplated by this Agreement, as set forth in Part 4.1 of the Disclosure Schedule, or as required by applicable law, the Company shall not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed):
(a)    amend or propose to amend its Charter Documents;
(b)    (i) split, combine, or reclassify any capital stock of the Company, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any capital stock of the Company, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock;
(c)    issue, sell, pledge, dispose of, or encumber any equity interest of the Company, other than the issuance of shares of Company Ordinary Shares upon the exercise of any Option outstanding as of the date of this Agreement in accordance with its terms; provided, the Company shall provide the Purchaser with prompt written notice of any such exercise;
(d)    (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, or otherwise subject to any lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in the Company; provided, that the foregoing shall not prohibit the Company from (x) transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting of non-exclusive licenses under the Company IP, in each case in the ordinary course of business consistent with past practice or (y) other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
(e)    repurchase, prepay, or incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;
(f)    enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material Contract of the Company or any Lease with respect to material Leased Real Property or any other Contract or Lease that, if in effect as of the date hereof would constitute a material Contract of the Company or a Lease with respect to material Leased Real Property hereunder, other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(g)    institute, settle, or compromise any Legal Proceeding involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $50,000 in the aggregate, other than (i) any Legal Proceeding brought against Purchaser or Merger Sub arising out of a breach or alleged breach of this Agreement by Purchaser or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Balance Sheet; provided, that the Company shall not settle or agree to settle any Legal Proceeding which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;
(h)    make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;
(i)    (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Balance Sheet, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company;
(j)    enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;
(k)    take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a proposed Alternative Transaction or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Purchaser, Merger Subs or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;
(l)    abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP;
(m)    terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(n)    except to the extent expressly permitted by Article 8, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Mergers, or the other transactions contemplated by this Agreement; or
(o)    agree or commit to do any of the foregoing.

4.2    Access to Information; Confidentiality. Access to Information. During the Pre-Closing Period, the Company shall afford to Purchaser and Purchaser’s representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company, and the Company shall furnish promptly to Purchaser such other information concerning the business and properties of the Company as Purchaser may reasonably request from time to time. The Company shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Purchaser, Merger Sub I or Merger Sub II pursuant to this Agreement.
(a)    Confidentiality. Purchaser and the Company shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Non-Disclosure Agreement, dated March 5, 2019, between RDD Pharma Ltd. (on behalf of Purchaser) and the Company (the “Mutual Non-Disclosure Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

4.3    Shareholders Consent. The Company shall hold an extraordinary general meeting of the Shareholders (the “EGM”) prior to the execution and delivery of this Agreement to obtain the approval of this Agreement and consent to the First Merger by the affirmative vote or consent of the Requisite Shareholders. The materials submitted to the Shareholders in connection with the EGM shall include the Company Board Recommendation. Promptly following receipt of the minutes of the EGM, the Company shall deliver a copy of the minutes of the EGM to Purchaser.

4.4    Notice of Certain Events. From the date hereof until the Closing, the Company shall promptly notify Purchaser in writing of:
(i)    any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 5.2 to be satisfied;
(ii)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii)    any notice or other communication from any Governmental Body in connection with the transactions contemplated by this Agreement; and
(iv)    any Legal Proceeding commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.17 or that relates to the consummation of the transactions contemplated by this Agreement.
(b)    Purchaser’s receipt of information pursuant to this Section 4.4 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

4.5    Further Assurances, Filings. Each party shall use commercially reasonable efforts to file, at Purchaser’s expense, as soon as practicable after the Closing Date, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Mergers, and to submit promptly any additional information requested by any such Governmental Body. The Company and Purchaser shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. The Securityholders shall, at Purchaser’s expense, cooperate with Purchaser and/or the Merger Subs with respect to any filings with any Governmental Body made by Purchaser in connection with the Mergers and the transactions contemplated by this Agreement. Except where prohibited by applicable Legal Requirements or any Governmental Body, Purchaser shall cooperate with Shareholders’ Agent with respect to any filings with any Governmental Body made by Company.
(a)    Efforts. Purchaser, Merger Subs, the Company and the Securityholders shall use commercially reasonable efforts after the Effective Time to take, or cause to be taken, all further actions that may be necessary to consummate the Mergers and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Mergers and the transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) listed on Schedule 1.12(a) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Mergers and the transactions contemplated by this Agreement.

4.6    Public Announcements. Each Party shall not (and shall ensure that none of its representatives) issue any press release or make any public statement regarding (or otherwise disclose to any Person, who is not bound by confidentiality obligations, the existence or terms of) this Agreement or the transactions contemplated hereby, without the prior written consent of the other Parties, except to the extent such public statements are required by applicable law or stock market or exchange rule, in which case the party issuing the press release or making the public statement shall so advise the other party and, upon request, provide an opportunity to comment.

4.7    Indemnification of Officers and Directors.
(a)    All rights to indemnification by Company existing in favor of those Persons who are or were directors and officers of the Company as of the date of this Agreement (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Charter Documents (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and such D&O Indemnified Persons listed in Part 2.11(a)(ii) of the Disclosure Schedule, shall survive the Mergers and shall not be amended, repealed or otherwise modified, and shall be observed by the Surviving Company from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, and any claim made prior to such anniversary requesting indemnification pursuant to such indemnification rights shall continue to be subject to this Section 4.7 and the indemnification rights provided under this Section 4.7 until disposition of such claim. Prior to the Effective Time, the Company shall purchase and fully pay the premium for a six-year “tail” policy for the existing policy (the “D&O Tail Policy”).
(b)    In the event that Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser shall ensure that the successors and assigns of Purchaser, the Company or the Surviving Company, as the case may be, assume the obligations set forth in this Section 4.7.
(c)    The provisions of this Section 4.7 shall survive the consummation of the Mergers and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by contract or otherwise. This Section 4.7 may not be amended, altered or repealed in a manner adversely affecting a D&O Indemnified Person after the Effective Time without the prior written consent of such D&O Indemnified Person.

4.8    Listing of Purchaser Stock. Promptly following the Closing Date, but no later than sixty (60) days after the Closing Date, Purchaser shall prepare and file with the United States Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), covering the resale of all of the Merger Shares (the “Registration Statement”), and shall use commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable thereafter.  Purchaser shall use commercially reasonable efforts to cause such Registration Statement to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Merger Shares covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which all Merger Shares covered by such Registration Statement may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the 1933 Act.  Purchaser shall use commercially reasonable efforts to ensure that the Merger Shares will be approved for listing (subject to official notice of issuance) on each securities exchange, interdealer quotation system or other market on which similar securities issued by Purchaser are then listed, prior to the expiration of any lockup period.

5.    CONDITIONS TO CLOSING

5.1    Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a)    The adoption of this Agreement shall have been duly approved by the Requisite Shareholders.
(b)    No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

5.2    Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser, Merger Sub I and Merger Sub II to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing, of each of the following conditions:
(a)    Other than the representations and warranties of the Company contained in Section 2.1, Section 2.2, Section 2.3, Section 2.18(a) and Section 2.20, the representations and warranties of the Company contained in this Agreement, the Transactional Agreements and any certificate delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 2.1, Section 2.2, Section 2.3, Section 2.18(a) and Section 2.20 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b)    The Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Transactional Agreements to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c)    No Legal Proceeding shall have been commenced against Purchaser, Merger Subs or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any transaction contemplated hereby.
(d)    All approvals, consents and waivers that are listed on Schedule 1.12(a) shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.
(e)    From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.
(f)    The Company shall have delivered each of the closing deliverables set forth in Section 1.12(a).
(g)    Holders of no more than 5% of the outstanding Company Shares (on an as-converted to Company Ordinary Shares basis) as of immediately prior to the Effective Time, in the aggregate, shall have exercised statutory appraisal rights pursuant to Section 238 of the CICL.
(h)    Purchaser shall have received a counterpart signature to the Letters of Transmittal and Joinder Agreement executed by Securityholders who collectively hold, as of immediately prior to the Effective Time, at least 70% of the outstanding Company Shares (on an as-converted to Company Ordinary Shares basis).
(i)    That certain Company Shareholders’ Agreement dated July 7, 2016 shall have been terminated.

5.3    Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Company’s waiver, at or prior to the Closing, of each of the following conditions:
(a)    Other than the representations and warranties of Purchaser, Merger Sub I and Merger Sub II contained in Section 3.1, Section 3.3 and Section 3.6, the representations and warranties of Purchaser and Merger Sub contained in this Agreement and any certificate delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Purchaser, Merger Sub I and Merger Sub II contained in Section 3.1, Section 3.3 and Section 3.6 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.
(b)    Purchaser and Merger Subs shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Transactional Agreements to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Purchaser, Merger Sub I and Merger Sub II shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c)    No injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d)    Purchaser shall have delivered each of the closing deliverables set forth in Section 1.12(b).

6.    INDEMNIFICATION, ETC.

6.1    Survival of Representations.
(a)    General Survival. Except as provided in Section 6.1(b), the representations, warranties, covenants and obligations of the Company, other than the Fundamental Representations, shall survive the Closing (and any later sale, transfer or other disposition of any or all of the equity or assets of the Surviving Company or the Surviving Company) and shall expire on the six (6) month anniversary of the Closing Date (the “Termination Date”); provided, however, that if at any time prior to the Termination Date any Purchaser Indemnitee delivers to Shareholders’ Agent a written notice pursuant to Section 6.6 asserting a claim for recovery under Section 6.2 (a “Claim Notice”), then the claim asserted in such Claim Notice will survive the Termination Date until such time as such Claim Notice is fully and finally resolved pursuant to this Article 6. Covenants made by the Company herein to be performed prior to the Closing shall survive until the Termination Date and covenants made by the Company herein to be performed following the Closing shall survive until satisfied.
(b)    Fundamental Representations. Notwithstanding anything to the contrary contained in Section 6.1(a), the Fundamental Representations shall survive the Closing (and any later sale, transfer or other disposition of any or all of the equity or assets of the Surviving Company or the Surviving Company) for 24 months following the Closing provided, however, that if, at any time prior to the second anniversary of the Closing Date any Purchaser Indemnitee delivers to Shareholders’ Agent a Claim Notice, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved pursuant to this Article 6.
(c)    Purchaser Representations. The representations and warranties made by Purchaser, Merger Sub I and Merger Sub II shall survive the Closing and shall expire on the Termination Date; provided, however, that if, at any time prior to the Termination Date any Securityholder Indemnitee delivers to Purchaser a Claim Notice, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved pursuant to this Article 6. Covenants made by Purchaser, Merger Sub I or Merger Sub II herein to be performed prior to the Closing shall survive until the Termination Date and covenants made by Purchaser, Merger Sub I or Merger Sub II herein to be performed following the Closing shall survive until satisfied.
(d)    Representations Not Limited. The representations, warranties, covenants and obligations of the parties, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their representatives.
(e)    Fraud. Notwithstanding anything to the contrary contained in this Section 6.1, the expirations set forth in Section 6.1(a), 6.1(b), and 6.1(c) shall not apply in the case of claims based upon Fraud (i) by or on behalf of the Company in making the representations and warranties of the Company in Article 2 of this Agreement or (ii) by or on behalf of Purchaser, Merger Sub I or Merger Sub II in making the representations of Purchaser, Merger Sub I and Merger Sub II in Article 3 of this Agreement.

6.2    Indemnification
(a)    Securityholder Indemnification. From and after the Effective Time (but subject to the limitations in this Article 6), the Securityholder Indemnitors shall, in accordance with each Securityholder Indemnitor’s Pro Rata Share, hold harmless and indemnify the Purchaser Indemnitees, from and against, and shall compensate and reimburse the Purchaser Indemnitees for any Loss suffered or incurred by any of the Purchaser Indemnitees or to which any of the Purchaser Indemnitees may otherwise become subject (regardless of whether or not such Loss relates to any Third-Party Claim) and that arises from or as a result of:
(i)    any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement (without giving effect to any materiality thresholds, qualifiers and/or similar qualifications contained therein, including in the definition of Material Adverse Effect);
(ii)    any breach of any covenant or obligation, or any failure to comply therewith, of the Company in this Agreement prior to the Effective Time;
(iii)    any Indebtedness and any Company Transaction Expenses, in each case to the extent not included in the Closing Payment Certificate or not paid by the Company prior to the Closing;
(iv)    any claim by a Shareholder or former Shareholder of the Company or current or former holder of Options, or any other Person, seeking to assert, or based upon (but for the avoidance of doubt, excluding any disputes with respect to exchange procedures described in Section 1.10): (i) the ownership or rights to ownership of any shares of stock of the Company; (ii) any rights of a Shareholder or holder of Options (other than the right to receive the consideration pursuant to this Agreement), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Charter Documents; or (iv) any claim for appraisal or dissenters rights, including any payment in respect of Dissenting Shares in excess of the amount of payments otherwise payable to such holder of Dissenting Shares pursuant to the Closing Payment Certificate;
(v)    any inaccuracy in the Closing Payment Certificate, as in effect from time to time;
(vi)    any Pre-Closing Taxes; or
(vii)    any Fraud committed by or on behalf of the Company in making the representations, warranties or covenants in this Agreement.
(b)    Purchaser Indemnification. From and after the Effective Time (but subject to the limitations in this Article 6), each of Purchaser, Surviving Company, Merger Sub I, Merger Sub II, and their Affiliates (the “Purchaser Indemnitors”) shall hold harmless and indemnify the Securityholders and their Affiliates (the “Securityholder Indemnitees”), from and against, and shall compensate and reimburse the Securityholder Indemnitees for any Loss which is suffered or incurred by any of the Securityholder Indemnitees or to which any of the Securityholder Indemnitees may otherwise become subject (regardless of whether or not such Loss relates to any Third-Party Claim) and that arises from or as a result of:
(i)    any inaccuracy in or breach of any representation or warranty made by Purchaser, Merger Sub I or Merger Sub II in Article 3 this Agreement (without giving effect to any materiality threshold and/or qualifier contained therein, including in the definition of Material Adverse Effect);
(ii)    any breach of any covenant or obligation, or any failure to comply therewith, of Purchaser, Merger Sub I or Merger Sub II in this Agreement;
(iii)    Purchaser’s or Merger Sub’s operation of the Surviving Company after the Effective Time; or
(iv)    any Fraud committed by or on behalf of Purchaser, Merger Sub I or Merger Sub II, in each case, in making the representations, warranties or covenants in this Agreement.

6.3    Limitations.
(a)    Basket. Subject to Section 6.3(c), the Securityholder Indemnitors, on the one hand, or the Purchaser Indemnitors, on the other hand (each, an “Indemnitor”) shall not be required to make any indemnification payment pursuant to Section 6.2(a)(i) or 6.2(b)(i) until such time as the total amount of all Losses (including the Losses arising from such inaccuracy or breach and all other Losses arising from any other inaccuracies or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Purchaser Indemnitees, on the one hand, or the Securityholder Indemnitees, on the other (each, an “Indemnitee”), exceeds $50,000 in the aggregate (the “Threshold”) in which event only the amount of Losses that exceed the Threshold shall be recoverable. No Indemnitee shall be entitled to recover any individual Losses (or series of related Losses arising from a common set of facts) for which they would otherwise be entitled to indemnification pursuant to Section 6.2(a)(i) or 6.2(b)(i), as applicable, unless and until such individual Losses (or series of related Losses arising from a common set of facts) exceed $5,000 (the “Mini-Basket”), and any such individual Losses (or series of related Losses arising from a common set of facts) not in excess of the Mini-Basket will not be aggregated for purposes of calculating whether the Threshold has been met.
(b)    Liability Cap. Subject to Section 6.3(c), the maximum amount that the Purchaser Indemnitees are entitled to recover from the Securityholder Indemnitors under Section 6.2(a) for breaches of representations and warranties other than the Fundamental Representations is an amount equal to 15% of the sum of (i) the Merger Consideration plus (ii) payments for Indebtedness pursuant to Section 1.5(f) that are paid at the Closing and received by Securityholders and/or their Affiliates.
(c)    Applicability of Basket and Liability Cap. The limitations set forth in Sections 6.3(a) and 6.3(b) shall not apply: (i) in the case of Fraud committed by the Company in making the representations, warranties or covenants in this Agreement; (ii) to the matters referred to in Section 6.2(a)(i) in the case of breach of any Fundamental Representations; (iii) with respect to Pre-Closing Taxes; and (iv) unpaid Indebtedness. In the case of a breach of any Fundamental Representations or Fraud not committed by the applicable Securityholder Indemnitor, the maximum aggregate amount that the Purchaser Indemnitees are entitled to recover from each Securityholder Indemnitor under Section 6.2(a)(i) is the amount of the Merger Consideration and Earnout Consideration paid and payable to such Securityholder Indemnitor.
(d)    Exclusive Remedy. Except in the case of claims of Fraud asserted against the Person who committed such Fraud, claims for indemnification, compensation and reimbursement brought in accordance with and subject to this Article 6 shall be the sole and exclusive remedy of any Indemnitee for monetary Losses from and after the Closing Date with respect to breaches of this Agreement by the applicable party. Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of any Indemnitee to seek or obtain injunctive relief, including specific performance, or any other equitable remedy to which such Indemnitee is otherwise entitled and attorney’s fees and costs pursuant to Section 9.3 of this Agreement. The parties acknowledge that, other than as expressly provided in this Agreement or any other agreement entered into in connection with the Mergers, (i) no current or former shareholder, stockholder, director, officer, employee, Affiliate or advisor of the Company has made or is making any representations or warranties whatsoever regarding the Company or the subject matter of this Agreement, express or implied, and (ii) except as expressly provided in Article 2, the Company has not made and is not making, and Purchaser is not relying upon, any representations or warranties whatsoever regarding the Company or the subject matter of this Agreement, express or implied.
(e)    Limitation. Any indemnity for Taxes resulting from a breach of a representation shall be limited to Pre-Closing Taxes.

6.4    No Contribution. Each Securityholder Indemnitor waives, and acknowledges and agrees that he, she, or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other Transactional Agreement.

6.5    Defense of Third-Party Claims.
(a)    Third-Party Claims. If any Indemnitee receives notice of the assertion or commencement of any Legal Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a representative of the foregoing (a “Third-Party Claim”) against such Indemnitee with respect to which the Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee shall give the Indemnitor reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor forfeits rights or defenses by reason of such failure. Such notice by the Indemnitee shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnitor shall have the right to participate in, or by giving written notice to the Indemnitee (which notice shall irrevocably acknowledge the Indemnitor’s responsibility for such Third-Party Claim without reservation of any rights but subject to the limitations contained in this Article 6), to assume the defense of any Third-Party Claim at the Indemnitor’s expense and by the Indemnitor’s own counsel, and the Indemnitee shall cooperate in good faith in such defense; provided, however, that if the Indemnitor is a Securityholder Indemnitor, such Indemnitor shall not have the right to defend or direct the defense of any such Third-Party Claim that (i) is asserted directly by or on behalf of a Person that is a customer of the Company, (ii) seeks an injunction or other equitable relief against the Indemnitee, (iii) involves any criminal or quasi-criminal action, suit or proceeding, (iv) alleges the Company IP infringes the Intellectual Property Rights of a third party, or (v) as to which the Indemnitee believes an adverse determination would result in Losses that would exceed the limitations on the right of the Indemnitee to indemnification contained in Section 6.3, as the case may be. In the event that the Indemnitor assumes the defense of any Third-Party Claim, subject to Section 6.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnitee. The Indemnitee shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnitor’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnitee, provided, however, that if in the reasonable opinion of counsel to the Indemnitee, (A) there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnitor; or (B) there exists a conflict of interest between the Indemnitor and the Indemnitee that cannot be waived, the Indemnitor shall be liable for the reasonable fees and expenses of a single counsel to all Indemnitees in each jurisdiction for which the Indemnitee determines counsel is required. If the Indemnitor elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnitee in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnitee may, subject to Section 6.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Shareholders’ Agent and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including keeping the party not controlling the defense of such Third-Party Claim advised of the status of such Third-Party Claim and the defense thereof, making available (subject to the provisions of any confidentiality agreement) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim. If the Indemnitor is not handling the defense, it shall be entitled to participate in the defense at its own cost and expense.
(b)    Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnitor shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 6.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all liabilities and obligations in connection with such Third-Party Claim and the Indemnitor desires to accept and agree to such offer, the Indemnitor shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnitor as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnitor may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnitee has assumed the defense pursuant to Section 6.5(a), it shall not agree to any settlement without the written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

6.6    Claims Procedures. Subject to the provisions of Sections 6.3 and 9.7(c), any claim for indemnification, compensation or reimbursement pursuant to this Article 6 shall be made as follows:
(a)    If any Indemnitee has or claims in good faith to have incurred or suffered Losses for which it is or may be entitled to indemnification, compensation or reimbursement under this Article 6, such Indemnitee may deliver a Claim Notice to Indemnitor, as applicable. Each Claim Notice shall: (i) state that the Indemnitee believes in good faith that the Indemnitee is entitled to indemnification, compensation or reimbursement under this Article 6; (ii) contain a brief description of the facts and circumstances supporting the Indemnitee’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee claims to be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).
(b)    During the 20-Business Day period commencing upon receipt by Shareholders’ Agent or Purchaser, as applicable, of a Claim Notice from an Indemnitee (the “Dispute Period”), the Indemnitor may deliver to the Indemnitee a written response (the “Claims Response Notice”) in which the Indemnitor: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Claims Response Notice is delivered in accordance with clause “(ii)” or “(iii)” of the preceding sentence, the Claims Response Notice shall also contain a brief description of the facts and circumstances supporting the Indemnitor’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be (any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Indemnitee’s Claim Notice being referred to as the “Contested Amount”). If a Claims Response Notice is not received by the Indemnitee from the Indemnitor prior to the expiration of the Dispute Period, then the Indemnitor shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.
(c)    If no Claims Response Notice is received by the Indemnitee from the Indemnitor prior to the expiration of the Dispute Period, then the Indemnitor shall make the applicable payment to such Indemnitee, subject to Section 6.3.
(d)    If the Indemnitee in the Claims Response Notice agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee (the “Agreed Amount”), then the Indemnitor may, at its option, pay the Agreed Amount to the Indemnitee.
(e)    If any Claims Response Notice expressly indicates that there is a Contested Amount, the Indemnitor and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitor and the Indemnitee resolve such dispute, such resolution shall be binding on the Indemnitor and the Indemnitee and a settlement agreement stipulating the amount owed to such Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Indemnitor.
(f)    In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and the Indemnitor, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or the Company in a litigation or arbitration), a Legal Proceeding to resolve such dispute may be brought in accordance with Section 9.7(b).

6.7    No Duplication of Recovery. Any Losses for which any Indemnitee is entitled to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement. Furthermore, no Indemnitee shall have any indemnification obligations hereunder for any Losses arising out of a breach of or inaccuracy of any representation, warranty, covenant, or agreement set forth in this Agreement (and the amount of any such Losses incurred in respect of such breach or inaccuracy shall not be included in the calculation of any limitations on indemnification set forth herein) solely to the extent Losses arising from such matter giving rise to such breach or inaccuracy were included in the determination of the Company Transaction Expenses, or Indebtedness of the Company for purposes of determining adjustments to the Merger Consideration.

6.8    Other Matters. Notwithstanding anything in this Agreement to the contrary, no party will be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such party or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement, or any other document executed in connection with this Agreement or otherwise.

7.    TAX COVENANTS

7.1    Tax-Free Reorganization. The Parties (i) intend for the Mergers to be treated as integrated steps in a single transaction and together to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(A) of the Code and (ii) shall file all Tax Returns and take all Tax positions consistent with the foregoing, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or similar final resolution under comparable provisions Legal Requirements of other jurisdictions). None of the Parties will take any action (or allow any action to be taken), or fail to take any action, that would reasonably be expected to disqualify the transactions contemplated by this Agreement as a tax-free reorganization pursuant to and within the meaning of Section 368 of the Code. Notwithstanding any provision of this Agreement, the allocation of Merger Consideration as among cash and Merger Shares allocable to Securityholders may be adjusted, as mutually agreed upon by Purchaser and Shareholders’ Agent, by decreasing the cash portion and correspondingly increasing the portion of Merger Consideration paid in Merger Shares, if and to the extent necessary to assure that the Securityholders receive sufficient Merger Shares such that the amount of Merger Shares is not less than the minimum amount of Merger Shares necessary to satisfy the requirements for qualification as a reorganization under Section 368(a)(1)(A) of the Code.

7.2    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, and other similar Taxes incurred in connection with this Agreement and the Transactional Agreements (including any real property transfer Tax and any other similar Tax) shall be borne and paid when due in equal proportions by Purchaser, on the one hand, and Securityholders on the other hand. Purchaser and Shareholders’ Agent shall reasonably cooperate to timely file any Tax Return or other document with respect to such Taxes or fees.

7.3    Tax Returns. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company after the Closing Date for any taxable period ending on or before the Closing Date and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice, if any (unless otherwise required by Legal Requirement). Any such Tax Returns shall be submitted by Purchaser to Shareholders’ Agent (together with schedules, statements and, to the extent reasonably requested by Shareholders’ Agent, supporting documentation) at least 30 days prior to the due date (including extensions) of such Tax Return (in the case of an income Tax Return) and at least 10 days prior to the due date (including extensions) of such Tax Return (in the case of any other Tax Return) for Shareholders’ Agent review and approval, which approval shall not be unreasonably withheld, conditioned, or delayed. To the extent the Parties cannot resolve any disputes, the dispute shall be referred to a nationally recognized accounting firm mutually agreeable to the Purchaser and Shareholders’ Agent, whose determination will be final. The costs of the accounting firm shall be borne by the Party that loses the dispute (or in the case of multiple issues or amounts in issue, the majority of the total dollar amounts in issue).

7.4    Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins on or before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a)    in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended at the close of the Closing Date provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (such as the deductions for depreciation and ad valorem taxes) will be apportioned between the Pre-Closing Tax Period and the post-Closing Tax period in a manner consistent with the methodology described in clause (b) below; and
(b)    in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire period.

7.5    Elections. Neither Purchaser nor any of its Affiliates shall make an election under Sections 338 or 336(e) of the Code (or any comparable provision of non-U.S., state or local Legal Requirements) in respect of the transactions contemplated by this Agreement.

7.6    Pre-Closing Tax Returns. Without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Shareholders’ Agent, neither Purchaser nor its Affiliates (including the Surviving Company) shall file any amended Tax Return or surrender any right to claim a refund of Taxes with respect to any Pre-Closing Tax Period of the Company if such amendment, surrender, or action could reasonably be expected to have the effect of decreasing any amounts payable to the Securityholders under this Agreement or increasing an amount for which the Securityholders are required to indemnify under this Agreement.

7.7    Continuation of Business on Closing Date. For the portion of the Closing Date after the Closing, other than the transactions expressly contemplated by the Transactional Agreements, Purchaser shall cause the Company to carry on its business only in the ordinary course in the same manner as heretofore conducted.

7.8    Contests. Purchaser agrees to give prompt written notice to Shareholders’ Agent of the receipt of any written notice by Purchaser, Merger Sub I, Merger Sub II, the Surviving Company or any of Purchaser’s Affiliates which involves the assertion of any claim, or the commencement of any action, claim or Legal Proceeding in respect of a Tax for a Pre-Closing Tax Period of the Company (a “Tax Claim”); provided, however, that failure to comply with this provision shall not affect Purchaser’s right to indemnification hereunder unless the indemnifying party is materially adversely prejudiced due to such failure to comply. Shareholders’ Agent shall have the right to control the contest or resolution of any Tax Claim, the fees and expenses of which shall be borne solely by the Securityholders or Shareholders’ Agent; provided, however, that Shareholders’ Agent shall obtain the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of any such Tax Claim; and, provided further, that Purchaser shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Purchaser. Notwithstanding anything to the contrary in Section 6.5, the procedures of this Section 7.8 and not the procedures set forth in Section 6.5 shall apply with respect to the conduct of such Tax Claim.

7.9    Cooperation and Exchange of Information. Shareholders’ Agent, the Company and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Section 7 or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. Each of Shareholders’ Agent, the Company and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, Shareholders’ Agent, the Company or Purchaser (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.

7.10    Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 7 shall survive for the full period of all applicable statues of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

8.    TERMINATION

8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Company and Purchaser;
(b)    by Purchaser by written notice to the Company if:
(i)    none of Purchaser, Merger Sub I or Merger Sub II is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 5 and such breach, inaccuracy or failure has not been cured by the Company within ten days of the Company’s receipt of written notice of such breach from Purchaser; or
(ii)    any of the conditions set forth in Section 5.1 or Section 5.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 30, 2020, unless such failure shall be due to the failure of Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c)    by the Company by written notice to Purchaser if:
(i)    the Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser, Merger Sub I or Merger Sub II pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 5 and such breach, inaccuracy or failure has not been cured by Purchaser, Merger Sub I or Merger Sub II within ten days of such party’s receipt of written notice of such breach from the Company; or
(ii)    any of the conditions set forth in Section 5.1 or Section 5.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 30, 2020, unless such failure shall be due to the failure of the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d)    by Purchaser or the Company if there shall be any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Body shall have issued an Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

8.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:
(a)    as set forth in this Article 8 and Sections  4.2(b), 9.2, 9.3, 9.7(a), 9.7(b), 9.9, 9.12 and 9.16 hereof; and
(b)    that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

9.    MISCELLANEOUS PROVISIONS

9.1    Shareholders’ Agent
(a)    Appointment. By virtue of their adoption of this Agreement, acceptance of consideration under this Agreement and delivery of the Letters of Transmittal, each Securityholder irrevocably nominates, constitutes and appoints Naia Limited as the exclusive agent and true and lawful attorney-in-fact of the Securityholders (the “Shareholders’ Agent”), with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Shareholders’ Agent Engagement Agreement, and in general to do all things and to perform all acts including executing and delivering any agreements, amendments, certificates, receipts, instructions, notices or instruments contemplated by, or deemed advisable in connection with this Agreement and the agreements ancillary thereto, and the Shareholders’ Agent hereby accepts its appointment as Shareholders’ Agent.
(b)    By their adoption of this Agreement, acceptance of consideration under this Agreement, or the delivery of the Letter of Transmittal, the Securityholders shall be deemed to have agreed to the following, in addition to the foregoing:
(i)    Authority. The Securityholders grant to Shareholders’ Agent full authority to (1) execute, deliver, acknowledge, certify and file on behalf of such Securityholders (in the name of any or all of the Securityholders or otherwise) any and all documents that Shareholders’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as Shareholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 9.1(a), (B) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby (except to the extent that this Agreement contemplates that such notice or communication shall be given or received by a Securityholder individually), (C) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement or the transactions contemplated hereby, and (D) engaging attorneys, accountants, financial and other advisors, paying agents and other Persons necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing; provided that the Shareholders’ Agent shall have no obligation to act on behalf of the Securityholders except as expressly provided herein or in the Shareholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Agent in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. Notwithstanding anything to the contrary contained herein or in any other agreement executed in connection with the Mergers and the transactions contemplated by this Agreement: (i) each Purchaser Indemnitee shall be entitled to deal exclusively with Shareholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Article 6; and (ii) each Purchaser Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Securityholder by Shareholders’ Agent, and on any other action taken or purported to be taken on behalf of any Securityholder by Shareholders’ Agent, as fully binding upon such Securityholder.
(ii)    Liability of Shareholders’ Agent. All actions, decisions and instructions of the Shareholders’ Agent shall be conclusive and binding upon each of the Securityholders. No Securityholder shall have any cause of action against the Shareholders’ Agent for any action taken or omitted, decision made or instruction given by the Shareholders’ Agent in connection with this Agreement, the Shareholders’ Agent Engagement Agreement or the agreements ancillary hereto, except for fraud, willful misconduct or gross negligence on the part of the Shareholders’ Agent, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Shareholders’ Agent taken in good faith under this Agreement or the Shareholders’ Agent Engagement Agreement are waived.
(iii)    the Shareholders’ Agent shall be entitled to: (A) rely upon the Closing Payment Certificate, (B) rely upon any signature believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party.
(c)    At the Closing, Purchaser shall cause to be deposited, in an account designated by the Shareholders’ Agent, (i) $[**] of the cash Merger Consideration (the “Shareholders’ Agent Reserve”). Each Securityholder will contribute to the Shareholders’ Agent Reserve out of the cash portion of their Merger Consideration in accordance with their Pro Rata Share. The Shareholders’ Agent Reserve may be applied as the Shareholders’ Agent, in its sole discretion, determines to be appropriate to defray, offset, or pay any charges, fees, costs, liabilities, charges, losses, fines, damages, claims, forfeitures, actions, judgments, amounts paid in settlement, or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) that the Shareholders’ Agent incurred in connection with the transactions contemplated by this Agreement and the Shareholders’ Agent Engagement Agreement, including in connection with the evaluation or defense of any claim for indemnification under this Agreement, (the “Shareholders’ Agent Expenses”). The Shareholders’ Agent will hold these funds in a non-interest bearing account separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Shareholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Shareholders’ Agent Reserve other than as a result of its gross negligence or willful misconduct. The Shareholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Shareholders’ Agent Reserve, and has no Tax reporting or income distribution obligations. The Shareholders’ Agent may contribute funds to the Shareholders’ Agent Reserve from any consideration otherwise distributable to the Securityholders. The balance of the Shareholders’ Agent Reserve held pursuant to this Section 9.1(c), if any, shall, at the sole discretion of the Shareholders’ Agent and at such time to be determined in the sole discretion of the Shareholders’ Agent, be distributed, which shall be distributed by the Shareholders’ Agent to the Securityholders. Prior to any such distribution of the Shareholders’ Agent Reserve, the Shareholders’ Agent shall deliver to Purchaser an updated Closing Payment Certificate (which need not be certified) setting forth the portion of the Shareholders’ Agent Reserve payable to each Securityholder and Purchaser may rely on such updated Closing Payment Certificate for purposes of completing Purchaser’s payment obligations pursuant to this Agreement.
(d)    Replacement. If Shareholders’ Agent shall resign, dissolve, liquidate or otherwise be unable to fulfill its responsibilities hereunder, the Securityholders shall (by consent of those Persons entitled to at least a majority of the Pro Rata Shares) be authorized to appoint a successor to Shareholders’ Agent. Any such successor shall succeed Shareholders’ Agent as Shareholders’ Agent hereunder. If for any reason there is no Shareholders’ Agent at any time, all references herein to Shareholders’ Agent shall be deemed to refer to the Securityholders.

9.2    Fees and Expenses. Subject to Article 6 and as otherwise set forth in this Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Mergers and the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates and other instruments and documents delivered or to be delivered in connection with the Mergers; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the Mergers and the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of the Mergers and the transactions contemplated by this Agreement; and (c) the consummation of the Mergers.

9.3    Attorneys’ Fees. Subject to Articles 6 and 7, if any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party or parties shall be entitled to recover from the non-prevailing party or parties reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party or parties may be entitled).

9.4    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address, email address or facsimile telephone number set forth beneath the name of such party below (or to such other address, email address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto); provided that with respect to notices delivered to the Shareholders’ Agent, such notices must be delivered solely via facsimile or via email:
If to Purchaser or Merger Subs:

c/o RDD Pharma Ltd.
3 Columbus Circle, 15th Floor
New York, NY 10019
Attention: John Temperato, CEO
Email: jtemperato@rddpharma.com

With a copy to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Attention: Donald R. Reynolds
Email: dreynolds@wyrick.com

If to the Company (prior to the Closing):

Naia Rare Diseases, Inc.
2600 Hilltop Drive
Richmond, CA 94806
Attention:
Email:

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
305 Lytton Avenue
Palo Alto, CA 94301
Attention: Evan Ng
Email copy: ng.evan@dorsey.com

If to the Securityholders or Shareholders’ Agent:
Naia Limited
2600 Hilltop Drive
Richmond, CA 94806
Attention :
Email:

9.5    Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.6    Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.7    Governing Law; Indemnification Claims.
(a)    Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).
(b)    Venue. Except as otherwise provided in Section 9.7(c), any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon fraud) may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.
(c)    Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Article 6 shall be made in accordance with Section 6.6 (it being understood that, for the avoidance of doubt and without limiting any portion of Section 9.7(b), nothing in this Section 9.7(c) shall prevent the Indemnitees from seeking preliminary injunctive relief from a court of competent jurisdiction).

9.8    Successors and Assigns. This Agreement shall be binding upon: (a) Company and its successors and assigns (if any); and (b) Purchaser, Merger Sub I and Merger Sub II and their respective successors and assigns (if any). This Agreement shall inure to the benefit of: (i) Company; (ii) the Securityholders; (iii) Purchaser; (iv) Merger Subs; (v) the Surviving Company; and (vi) the respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) of the foregoing.

9.9    Specific Performance. Subject to the terms of Section 6.3(d), the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

9.10    Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.11    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by Purchaser and Shareholders’ Agent; provided that after any such adoption of this Agreement by the Requisite Shareholders, no amendment shall be made which by Legal Requirements requires further approval of the Shareholders without the further approval of such Shareholders.

9.12    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

9.13    Parties in Interest. Except for the provisions of Article 6, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

9.14    Entire Agreement. This Agreement and the other agreements referred to herein, including the Mutual Non-Disclosure Agreement, set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

9.15    Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify (a) the particular representation or warranty set forth in the corresponding numbered or lettered Section herein permitting such disclosure and (b) any other representation or warranty that is contained in this Agreement to the extent the relevance of that reference as an exception to (or a disclosure for purposes of) such representation or warranty is reasonably apparent on the face of such reference.

9.16    Construction.
(a)    Currency. All references in this Agreement and in any Transactional Agreements to “$” and “Dollars” are to U.S. dollars.
(b)    Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.
(e)    Language. To the extent that this Agreement, any Transactional Agreement or any other agreements related to the transactions contemplated hereby are translated into a language other than English, and a conflict arises between the English language version and the translated version, the English version will control in all cases.
[Remainder of page intentionally left blank]

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

INNOVATE BIOPHARMACEUTICALS, INC.
a Delaware corporation

By: /s/ John Temperato
Name: John Temperato
Title: Chief Executive Officer

NAIA MERGER SUB, INC,
a Delaware corporation

By: /s/ John Temperato
Name: John Temperato
Title: President

SECOND NAIA MERGER SUB, LLC,
a Delaware limited liability company

By: /s/ John Temperato
Name: John Temperato
Title: Chief Executive Officer and President

NAIA RARE DISEASES, INC.,
an exempted company incorporated under the laws of the Cayman Islands

By: /s/ H. Daniel Perez
Name: H. Daniel Perez
Title: Director and Chief Executive Officer

NAIA LIMITED
AS SHAREHOLDERS’ AGENT

By: /s/ H. Daniel Perez
Name: H. Daniel Perez
Title: Chief Executive Officer

1

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Acquired Patents” means the [**] Patents and [**] Patents.
“Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, guidelines, guidance documents and requirements promulgated thereunder, as may be in effect from time to time.
“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or investigation.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. With respect to Purchaser, Merger Subs and the Surviving Company are each Affiliates.
“Agreed Amount” is defined in Section 6.6(d).
“Agreement” is defined in the Preamble.
“[**]” means [**]
“[**] Licenses” means the [**] and the [**].
“[**]” means the Second Amended and Restated License Agreement by and between [**] and the Company to be executed following the date hereof. For clarity, any modifications or amendments to such agreement after Closing will be disregarded when determining amounts due and/or payable under the [**] for purposes of this Agreement.
“[**]” that the Amended and Restated License Agreement by and between [**] and the Company to be executed following the date hereof. For clarity, any modifications or amendments to such agreement after Closing will be disregarded when determining amounts due and/or payable under the [**] License for purposes of this Agreement.
“[**]” means any Patents to which rights are granted by [**] under the [**].
“API” means active pharmaceutical ingredient.
“Balance Sheet” is defined in Section 2.4(a).

“Balance Sheet Date” is defined in Section 2.4(a).
“BLA” means a biologics license application (as defined in Title 21 of the United Stated Code of Federal Regulations) submitted to the FDA seeking regulatory approval to market and sell the Product in the United States.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the United States of America are authorized or required by law to be closed for business.
“Business” means the gastrointestinal focused business, as presently conducted by the Company.
“Calendar Quarter” means each of those three (3) calendar month periods of each Calendar Year ending March 31, June 30, September 30 and December 31, provided, that (a) the initial Calendar Quarter shall begin on the Effective Time and end June 30, 2020 and (b) the Calendar Quarter in which this Agreement expires or is terminated shall extend from the first calendar day of such Calendar Quarter until the effective date of such expiration or termination.
“Calendar Year” means (a) for the first Calendar Year, the period commencing on the Effective Time and ending on December 31 of the same year, (b) for the Calendar Year in which this Agreement expires or is terminated, the period beginning on January 1 of such Calendar Year and ending on the effective date of such expiration or termination, and (c) for all other years, each successive twelve (12) consecutive month period beginning on January 1 and ending December 31.
“CICL” means Part XVI of the Companies Law (2020 Revision) of the Cayman Islands.
“Certificate of Merger” is defined in Section 1.2.
“Charter Documents” is defined in Section 2.2.
“Claim Notice” is defined in Section 6.1(a).
“Claimed Amount” is defined in Section 6.6(a).
“Claims Response Notice” is defined in Section 6.6(b).
“Closing Date” is defined in Section 1.2.
“Closing Payment Certificate” means a certificate, signed by an executive officer of the Company on behalf of the Company, which sets forth (i) a calculation of the payments to be made by Purchaser in accordance with Section 1.13(b), (ii) the identity of each Person entitled to a payment pursuant to Section 1.13(b), (iii) the calculation of amount due to each such Person (before withholding Taxes, if any), (iv) the applicable wire instructions for the account or accounts of such Person and (v) each Securityholder’s pro rata percentage of the Earnout Consideration.

“Closing” is defined in Section 1.2.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Board Recommendation” is defined in Section 2.18(b).
“Company Board” means the Board of Directors of the Company.
“Company Contract” means any Contract to which the Company is a party.
“Company Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company and any current Company Employee, other than any such management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract with a Company Employee which is terminable “at will” without any obligation on the part of the Company to make any payments or provide any benefits in connection with such termination or in connection with the transactions contemplated by this Agreement, any employee proprietary information and inventions agreement or any form option notices and notices made in such form or form option grants and grants made in such form.
“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, bonus, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, change in control pay, retention pay, material fringe benefits or other employee benefit plan (within the meaning of Section 3(3) of ERISA) or that provides material remuneration of any kind to any Company Employee, whether written, unwritten or otherwise, funded or unfunded, in each case, that is or has been maintained, contributed to, or required to be contributed to, by the Company or an ERISA Affiliate thereof for the benefit of any Company Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability, including any Company Employee Agreement.
“Company Employee” means any current or former employee, independent contractor, consultant or director of any of the Company.
“Company IP Contract” means any Contract to which the Company is bound, that contains any assignment or license of, or any covenant not to assert or enforce, or any other right to use or exploit, any Company IP or that otherwise relates to any transfer, license or assignment of Company IP or any Intellectual Property Right developed by, with or for the Company.
“Company IP” means all Intellectual Property Rights which the Company owns (or purports to own), or to which it has an exclusive license or similar exclusive right, including for clarity, but not limited to, the [**] Patents and [**] Patents.
“Company Ordinary Shares” means the shares of the Company’s ordinary shares, par value $0.001 per share.

“Company Preference Shares” means the shares of the Company Series B Preference Shares, the Company Series A Preference Shares and the Company Series 1 Preference Shares, collectively.
“Company Series 1 Preference Shares” means the shares of the Company’s Series 1 Preference Shares, par value $0.001.
“Company Series A Preference Shares” means the shares of the Company’s Series A Preference Shares, par value $0.001.
“Company Series B Preference Shares” means the shares of the Company’s Series B Preference Shares, par value $0.001.
“Company Share Certificates” is defined in Section 1.17(c).
“Company Share” means the Company Ordinary Shares and the Company Preference Shares, collectively.
“Company Transaction Expenses” means all of the following amounts, without duplication: all outstanding legal, financial advisory, accounting and other fees and expenses incurred by the Company and Shareholders’ Agent in connection with the negotiation and consummation of the transactions contemplated hereby (but excluding any such fees and expenses attributable to actions by the Company or its Affiliates following the Closing Date).
“Company” is defined in the Preamble.
“Compounds” means NB1001 and NB1002.
“Contested Amount” is defined in Section 6.6(b).
“Contract” means any written, oral or other agreement, contract, subcontract, Lease, license, covenant, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“Control” including its various tenses and derivatives (such as “controlled” and “controlling”) means (a) when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by Contract or otherwise, (b) when used with respect to any security, the possession, directly or indirectly, of the power to vote, or to direct the voting of, such security or the power to dispose of, or to direct the disposition of, such security and (c) when used with respect to any Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Intellectual Property Rights or to compel another to do so.

“Copyrights” means registered and unregistered copyrights, works of authorship, copyrightable works (published or unpublished) and all applications, registrations and renewals therefor.
“Cover” (in all its verb and adjectival forms, such as “Covered” and “Covers”) means (a) with respect to Valid Patent Claims in an issued patent, that, in the absence of a license, the use, sale, import, or manufacture of the product in question would directly or indirectly (e.g., by inducement or contributory infringement) infringe such Valid Patent Claim or (b) with respect to a Valid Patent Claim in a pending application, that, in the absence of a license, the use, offer for sale, sale, importation or manufacture of the product in question would directly or indirectly infringe such Valid Patent Claim, should such claims issue substantially as pending.
“CSMC License” means that certain Amended and Restated Exclusive License Agreement by and between Cedars-Sinai Medical Center (“CSMC”) and the Company, dated February 10, 2020, as it may be amended from time to time. For clarity, any modifications or amendments to such agreement after Closing will be disregarded when determining amounts due and/or payable under the CSMC License for purposes of this Agreement.
“CSMC Patents” means any Patents to which rights are granted by CSMC under the CSMC License.
“D&O Indemnified Person” is defined in Section 4.7.
“D&O Tail Policy” is defined in Section 4.7.
“Disclosure Schedule” means the schedule (dated as of the date of the Agreement) attached as Exhibit K delivered to Purchaser on behalf of the Company and prepared in accordance with Section 9.15 of the Agreement.
“Dispute Period” is defined in Section 6.6(b).
“Dissenting Shares” is defined in Section 1.8.
“Earnout Consideration” means the sum of all Sales-Based Payments, Milestone Payments and the portion of the Prepaid License Fees to be paid pursuant to Section 1.9(c).
“Earnout Period” means, (i) with respect to Sales-Based Payments, any Calendar Quarter in which the Sales-Based Payment is greater than zero, and (ii) with respect to Milestone Payments, any time period ending with the achievement of a milestone, as described in Section 1.9(b)(i) or Section 1.9(b)(ii).
“Effective Time” is defined in Section 1.2.
“EGM” is defined in Section 4.3.
“EMEA” means the European Medicines Agency or any successor agency thereof.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature (but excluding licenses).
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.
“Environmental Law” means: (a) the common law; and (b) all Legal Requirements, by-laws, orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and the regulations promulgated thereunder.
“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that would be considered, together with the Company to be a single employer under Code Section 414.
“Exploit”, including its various tenses and derivatives (such as “Exploiting” and “Exploited”), means to make, have made, import, use, sell, offer for sale, and otherwise dispose of, including to research, develop, register, modify, enhance, improve, manufacture, have manufactured, store, formulate, optimize, export, transport, distribute, commercialize, promote, market, have sold and otherwise dispose of. “Exploitation” means the act of Exploiting a compound, product or process.
“FCPA” has the meaning set forth in Section 3.17(a).
“FDA” has the meaning set forth in Section 3.10(b).
“Financial Statements” is defined in Section 2.4(a).
“First Commercial Sale” means, with respect to a particular jurisdiction, the first sale of a Product to a third party by Purchaser, any Affiliate thereof, or any Licensee in such jurisdiction following Marketing Authorization (or the foreign equivalent thereof) for such Product in such jurisdiction.
“First Merger” is defined in the Recitals.

“First-Step Surviving Company” has the meaning set forth in Section 1.1.
“Fraud” means (i) a false representation by a Person, (ii) made either with knowledge or belief as to its falsity, (iii) with an intent to induce the other Person to act or refrain from acting, (iv) such other Person acted or refrained from acting in reliance on such representation and (v) such reliance resulted in Losses to such other Person.
“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Due Organization), Section 2.18 (Authority) and Section 2.19 (Non-Contravention; Consents).
“GAAP” means the United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any Federal, state, local or foreign government, any court, tribunal, administrative, regulatory or other governmental agency, department, commission or authority or any non-governmental self-regulatory agency, commission or authority.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
“Governmental Body” mans any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Body.
“Indebtedness” means, without duplication, as of any time: (i) any indebtedness of the Company for borrowed money and accrued but unpaid interest, premiums and penalties relating thereto; (ii) any indebtedness of the Company evidenced by a note, bond, debenture or other similar security and accrued but unpaid interest, premiums and penalties relating thereto; (iii) any Liability of the Company with respect to any letter of credit, banker’s acceptance, performance bond or similar credit transaction; (iv) any lease that has been, or should be, accounted for as a capital lease on the balance sheet of the Company; (v) without duplication of any Taxes included in Company Transaction Expenses, any unpaid Tax Liabilities of the Company attributable to a taxable period ending on or before the Closing Date; (vi) all Company obligations issued or assumed as the deferred purchase price of property, goods, services or assets; (vii) all deferred revenues or payments of the Company; (viii) any obligations or indebtedness of a Person of a type that is referred to in clauses (i) through (vii) above and which is either directly or indirectly guaranteed by, or secured by an Encumbrance upon any property or asset owned by, the Company; (ix) any obligations of the

Company under any interest rate derivative securities or interest rate cap, swap, collar or similar agreements, or financial, currency or commodity hedge, exchange or similar agreements or transactions; and (x) all interest, prepayment premiums or penalties, and fees and expenses related to any of the foregoing (including any prepayment premiums payable as a result of the consummation of the transactions); provided, however, that for the avoidance of doubt, Indebtedness shall exclude any Company Transaction Expenses.
“Indemnitee” is defined in Section 6.3(a).
“Indemnitor” is defined in Section 6.3(a).
“Innovate Schedule of Exceptions” means the Innovate Schedule of Exceptions as defined in the RDD Merger Agreement, as may be further annotated and updated by Innovate or Purchaser on the date of this Agreement or the Closing Date.
“Intellectual Property Rights” means any (a) Patents; (b) Trademarks; (c) Copyrights; (d) domain names; (e) software, computer programs and applications (whether in source code, object code or other form) algorithms, databases, documentation and technology supporting the foregoing (excluding off the shelf software); and (f) Trade Secrets, other proprietary information and other proprietary intellectual property rights, and all copies and tangible embodiments of the foregoing in whatever form or medium.
“Inventory” means all inventories of any Product or Compound, any cell lines expressing either of the foregoing, or any vectors encoding or expressing Product or Compound, including all drug substances, drug product, clinical lots, reference standards, reserve samples, patient samples, reagents, vectors, DNA constructs, working and/or master cell banks, inventories of active pharmaceutical ingredients, consumables, finished goods, and supplies (including rights and interests in goods in transit, consigned inventory, inventory sold on approval and rental inventory).
“Joinder Agreement” is defined in Section 1.10(a).
“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) an individual should have known such fact or other matter after reasonable inquiry. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if Daniel Perez, MD or Mark Bagnall has Knowledge of such fact or other matter.
“Labeling” shall be as defined in Section 201(m) of the Act (21 U.S.C. § 321(m)) and other comparable foreign Law relating to the subject matter thereof, including a Product’s label, packaging and instructions for use accompanying a Product, and any other written, printed, or graphic materials accompanying a Product, including patient instructions or patient indication guides.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments held by or on behalf of the Company thereunder.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, Order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Letter of Transmittal” is defined in Section 1.10(a).
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Licensee” means a Person, other than Purchaser and its Affiliates, that is granted or otherwise obtains, directly from Purchaser, any of its Affiliates, or any previous Licensee, a license or sublicense (at any tier) to any rights under the Company IP, [**] Patents, or [**] Patents or any future assignee of the [**], the [**], or the [**]. For clarity, if an Affiliate of Purchaser ceases to be an Affiliate of Purchaser (by divestiture or otherwise), and such former Affiliate of Purchaser is granted or retains any license or sublicense rights under any Company IP, [**], or [**], then such former Affiliate will be considered a Licensee.
“Listed Contracts” is defined in Section 2.11(a).
“Loss” means losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, reasonable costs or reasonable expenses of whatever kind, including reasonable attorneys’ fees and the reasonable cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; but excluding, in each case, any exemplary, punitive or unforeseeable consequential damages, except to the extent such damages are finally awarded and actually paid by an Indemnitor to an unaffiliated third party in connection with a Legal Proceeding against such Indemnitor.
“Marketing Authorization” means the receipt of all approvals from the relevant Regulatory Authority necessary to market and sell a Product in the United States (including all applicable approvals or determinations by a Regulatory Authority for the pricing or pricing reimbursement for a pharmaceutical product even if not legally required to sell the Product in the United States).

“Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is or would or would reasonably be expected to become, materially adverse to: (a) the business, condition (financial or otherwise) or operations of the Company taken as a whole; (b) Purchaser’s right to own the membership interests of the Surviving Company following the Mergers; or (c) the ability of the Company to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement; provided, however, that Effects directly resulting from any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes (after the date hereof) in GAAP or Legal Requirements to the extent that such changes do not disproportionately affect the Company as compared to similarly situated companies in the industries in which the Company operates; (ii) any change in general economic, political or market conditions, including, without limitation, securities market conditions, in the industries or markets in which the Company operates or affecting United States or foreign economies in general to the extent that such change does not disproportionately affect the Company as compared to similarly situated companies in the industries in which the Company operates; (iii) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof to the extent that such conditions do not disproportionately affect the Company as compared to similarly situated companies in the industries in which the Company operates; and (iv) any effect of the announcement of this Agreement or the Transactional Agreements, or the transactions contemplated hereby or thereby, shall not be deemed to have or constitute a Material Adverse Effect provided that such adverse changes or conditions do not disproportionately affect the Company.
“Merger Consideration” is defined in Section 1.5.
“Merger Shares” means the shares of Purchaser Stock, issued as part of the Merger Consideration to the Securityholders and [**], equal to the quotient of $2,850,000 divided by the Purchaser Stock Price.
“Merger Sub I” is defined in the Preamble.
“Merger Sub II” is defined in the Preamble.
“Merger Subs” is defined in the Preamble.
“Mergers” is defined in the Recitals.
“Milestone Payments” means the payments to be deposited with the Shareholders’ Agent for distribution to the Securityholders pursuant to Section 1.9(b).
“Mini-Basket” is defined in Section 6.3(a).
“Mutual Non-Disclosure Agreement” is defined in Section 4.2(b).
“NB1001 Product” means a product that incorporates or comprises NB1001 (alone or in combination with other APIs, peptides, proteins, or biologics).

“NB1001” means the biologic having the amino acid sequence set forth on Exhibit J-1 or, if applicable, any other compound that is deemed to be (or that otherwise causes a product containing such compound to be) a “Licensed Product” for purposes of, and as set forth in, the [**].
“NB1002 Product” means a product that incorporates or comprises NB1002 (alone or in combination with other APIs, peptides, proteins, or biologics).
“NB1002” means the biologic having the amino acid sequence set forth on Exhibit J-2 or, if applicable, any other compound that is deemed to be (or that otherwise causes a product containing such compound to be) a “Licensed Product” for purposes of, and as set forth in, the [**].
“NDA” means a new drug application (as defined in Title 21 of the United States Code of Federal Regulations, as amended from time to time) submitted to the FDA seeking regulatory approval to market and sell the Product in the United States (including a new drug application submitted under Section 505(b)(2) of the Act).
“Net Sales” means in the case of Products, gross amounts invoiced or otherwise received for Purchaser’s, its Affiliates’, and Licensees’ sales of Products in the Territory, less the sum of the following, to the extent commercially reasonable and directly and solely related to the sale of such Products: (1) discounts to customers in amounts customary in the trade; (2) reasonable rebates, credits, and chargeback payments granted to federal, state/provincial, local and other governments or managed health care organizations, including their agencies, purchasers, and/or reimbursers, under programs available or required by law, or reasonably entered into to sustain and/or increase market share for Products; (3) sales, value added, and/or use Taxes directly imposed and with reference to particular sales and that are paid by Purchaser, its Affiliates, or Licensees; (4) amounts allowed or credited on returns for defective Products; (5) shipping and insurance charges with respect to Products that are itemized on the relevant invoice and paid by the customer; and (6) import or export duties, tariffs, or similar charges incurred with respect to the import or export of Products into or out of any country. Such amounts shall be determined from the books and records of Purchaser, its Affiliates, and Licensees maintained in accordance with GAAP, consistently applied. Furthermore, for purposes of calculating Net Sales hereunder, any discounts, allowances, credits, or rebates described above shall not be deducted hereunder to the extent they are offered as an enticement or in exchange for purchasing other products of Purchaser, its Affiliates, or Licensees, such that the Product bears a disproportionate portion of such deductions as related to such other products (for example, where the Product is offered as a “loss leader”).
Notwithstanding anything to the contrary, in the event that any Product includes, in addition to NB1001 or NB1002, one or more other APIs (a “Combination Product”), the Net Sales of such Combination Product in a particular country, for the purposes of determining Earnout Consideration under Section 1.9 (as they may be adjusted under this Agreement) shall be determined by multiplying the Net Sales of the Combination Product in such country by the fraction, “A / (A+B)” where “A” is the weighted average sale price of the Product including NB1001 or NB1002, as applicable (and not any other APIs (other than NB1001 or NB1002)), included in the Combination Product (the “Basic Product”) when sold separately in finished form in such country (provided that if (i) the Product incorporates both NB1001 and NB1002, but there is no separately sold Product incorporating both NB1001 and NB1002 and no other APIs, “A” shall equal the sum of the weighted average sale prices in such country of a Product incorporating just NB1001 and a Product incorporating just NB1002), and “B” is the weighted average sale price(s) of product(s) including just the API(s) other than NB1001 or NB1002 (such products, “Other Products”) sold separately in finished form in such country (if there is more than one Other Product, “B” shall equal the sum of all such Other Products’ weighted average sale prices in such country).
In the event that, with respect to any Combination Product sold in a particular country, the weighted average sale price of the Basic Product(s) in such country can be determined but the weighted average sale price(s) of the Other Product(s) in such country cannot be determined, Net Sales for purposes of determining Sales-Based Payments for such Combination Product in such country shall be calculated by multiplying the Net Sales of the Combination Product in such country by the fraction “A / C” where “A” is the weighted average sale price(s) of the Basic Product(s) when sold separately in finished form in such country and “C” is the weighted average sale price of the Combination Product in such country.
In the event that, with respect to any Combination Product sold in a particular country, the weighted average sale price(s) of the Other Product(s) in such country can be determined but the weighted average sale price(s) of the Basic Product(s) cannot be determined, Net Sales for purposes of determining Sales-Based Payments shall be calculated by multiplying the Net Sales of the Combination Product by the following formula: “one (1) minus B / C” where “B” is the weighted average sale price(s) of the Other Product(s) when sold separately in finished form in such country and “C” is the weighted average sale price of the Combination Product in such country (if there is more than one Other Product, “B” shall equal the sum of all such Other Products’ weighted average sale prices in such country).
In the event that, with respect to any Combination Product sold in a particular country, the weighted average sale price(s) in such country of neither the Basic Product(s) nor the Other Product(s) in the Combination Product can be determined, the Net Sales of the Combination Product shall, for the purposes of determining Sales-Based Payments with respect to such Combination Product, be commercially reasonable and determined by good faith negotiation between Purchaser and the Shareholders’ Agent consistent with the ratios and related principles referenced above and based on the relative value of NB1001 and/or NB1002, as applicable and the other API(s) to such Combination Product.
No deductions from the amounts defined above may be made for commissions paid to individuals whether those individuals are associated with independent sales agencies or regularly employed by Purchaser, its Affiliates, or Licensees, nor may deductions be made for cost of collections. Products are considered “sold” when billed out or invoiced or, in the event such Products are not billed out or invoiced, when the consideration for sale or provision of the Products is received. Notwithstanding the foregoing, Net Sales shall not include, and shall be deemed zero with respect to, (i) Products used by Purchaser for its own internal use, (ii) the no-charge distribution of reasonable quantities of promotional samples of Products, or (iii) Products provided, prior to Regulatory Approval, for clinical trials or research purposes, or (iv) Products provided to an Affiliate or Licensee for purposes of any resale, provided such Products’ resale is subject to Earnout Consideration under Section 1.9 of this Agreement.
The weighted average sale price for a Basic Product, Other Product(s), or Combination Product in a particular country shall be calculated once for each Calendar Year and such price shall be used during all applicable Sales-Based Payments reporting periods for such Calendar Year. When determining the weighted average sale price of a Basic Product, Other Product(s), or Combination Product in a particular country, the weighted average sale price shall be calculated by dividing the sales dollars (translated into U.S. dollars) by the units of Basic Product, Combination Product, or Other Product sold in such country during the twelve (12) months (or the number of months sold in a partial Calendar Year) of that Calendar Year for the respective Basic Product, Other Product(s), or Combination Product. For each Calendar Year, a reasonably forecasted weighted average sale price will be used for the Basic Product, Other Product(s), or Combination Product, which forecasted weighted average sale price will be, for each year other than the initial Calendar Year (or portion thereof) during which the Combination Product is sold, no less than the weighted average sale price for the Basic Product, Other Product(s), or Combination Product in a particular country calculated for the preceding Calendar Year. Any over- or under-payment due to a difference between forecasted and actual weighted average sale prices will be paid or credited in the first Sales-Based Payments of the following Calendar Year. For the avoidance of doubt, excipients shall not be considered APIs for the purpose of this definition of Net Sales.
“Non-Competition Agreements” is defined in Section 1.12(a)(ix).
“Option” means any option (whether vested or unvested) to purchase Company Ordinary Shares outstanding immediately prior to the Effective Time, including all warrants.
“Optionholder” means a holder of an Option.
“Order” is defined in Section 2.17(b).
“Parties” means, prior to the Effective Time, Purchaser, Merger Sub, the Company, and Shareholders’ Agent, and following the Effective Time, means Purchaser and Shareholders’ Agent.
“Patent(s)” means any granted patents and pending patent applications, together with all additions, divisionals, continuations, continuations-in-part, substitutions, reissues, re-examinations, extensions, registrations, patent term extensions, revalidations, supplementary protection certificates, and renewals of any of the foregoing, and all foreign applications and patents corresponding to or claiming priority from any of the foregoing.
“Permit(s)” means all permits, licenses, registrations, approvals, certificates, accreditations, clearances orders and other authorizations from Governmental Authorities which are required in order for the Company to operate the Business.

“Permitted Liens” means (a) any lien for current Taxes not yet due and payable in the ordinary course of business or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and as to which adequate reserves have been made with respect thereto on the Company Financial Statements; (b) those Encumbrances set forth in the Financial Statements or securing debt reflected as a liability in the Financial Statements; (c) landlords’, mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (d) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (e) easements, covenants, rights-of-way and other similar restrictions of record; (f) other Encumbrances, if any, that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company; and (g) Encumbrances imposed by Purchaser or its Affiliates.
“Person” mans any individual, Entity or Governmental Body.
“Phase 1 Trial” means a human clinical trial of a Product, the principal purpose of which is preliminary determination of safety in healthy individuals or patients that would otherwise satisfy the requirements of 21 C.F.R § 312.21(a) in the U.S. or its foreign equivalent.
“Phase 2 Trial” means a human clinical trial of a Product, including possibly pharmacokinetic studies, the principal purpose of which is to make a preliminary determination that such Product is safe in patients for its intended use and to obtain sufficient information about such Product’s efficacy to permit the design of further clinical trials, and which is generally consistent with 21 CFR § 312.21(b) or its foreign equivalent.
“Phase 3 Trial” means a human clinical trial that is designed to: (a) establish that a Product is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions that are associated with the Product in the dosage range to be prescribed; (c) support Regulatory Approval of such Product; and (d) be generally consistent with 21 CFR § 312.21(c) or its foreign equivalent.
“PMDA” means the Japanese Pharmaceuticals and Medical Devices Agency, or any successor agency thereto.
“Pre-Closing Period” is defined in Section 4.1.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.
“Pre-Closing Tax Return” means any Tax Return for a Pre-Closing Tax Period.
“Pre-Closing Taxes” means (a) all Taxes of the Company for any Pre-Closing Tax Period, including Taxes allocable to the portion of any Straddle Period ending on the Closing Date, (b) any and all Taxes of any Person imposed on the Company as a transferee or successor, by Contract, or pursuant to any applicable

Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing, (c) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Sections 1.1502-6 or any comparable provisions of non-U.S., state or local Legal Requirements, (d) all Taxes (including the portion of the transfer Taxes which are the Liability of the Securityholders pursuant to Section 7.2) of any Securityholder for any taxable period, (e) all Taxes of the Company arising in connection with the transactions contemplated by the Transactional Agreements, other than any transfer Taxes which are the Liability of Purchaser pursuant to Section 7.2 (except to the extent taken into account in the calculation of Indebtedness or as a Company Transaction Expense in the calculation of the Merger Consideration).
“Prepaid License Fees” means certain fees paid by the Company under the [**] (or the predecessor agreements thereto) in the amount of $140,000.
“Pro Rata Share” means, at any given time, a Securityholder’s pro rata percentage, based on the Merger Consideration and Earnout Consideration received (or receivable) by such Securityholder at such time, divided by the aggregate Merger Consideration and Earnout Consideration received (or receivable) by all Securityholders at such time.
“Product” means any product containing one or more of the Compounds.
“Proof of Concept Study” means an open label, repeat dose, dose escalation clinical study of a Product in adult humans with short bowel syndrome.
“Purchase Price” means the Merger Consideration and any Earnout Consideration actually paid or payable.
“Purchaser Indemnitees” means the following Persons: (a) Purchaser; (b) Merger Sub I, (c) Merger Sub II and, following the Closing, the Surviving Company; (c) the respective representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; provided, however, that the Securityholders shall not be deemed to be “Purchaser Indemnitees.”
“Purchaser Indemnitors” is defined in Section 6.2(b).
“Purchaser SEC Reports” means the forms, statements, reports and documents filed or furnished by Purchaser with the SEC under the Securities Exchange Act of 1934, as amended or the Securities Act, since January 1, 2018.
“Purchaser Stock Price” means the lowest of (a) the volume weighted average price (“VWAP”) of Purchaser Stock during the 10 trading days ending on the last trading date immediately prior to the date of this Agreement, (b) the VWAP of Purchaser Stock during the 10 calendar day trading period ending on the last trading date of the trading day immediately prior to the Effective Time, and (c) the VWAP of

Purchaser’s Stock over the 10 trading days immediately prior to November 12, 2019. If at any time during the period between the date of this Agreement and up to and including the Effective Time, any change in the number or type of outstanding shares of Purchaser Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Purchaser Price and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the Securityholders the same economic effect as contemplated by this Agreement prior to such event.
“Purchaser Stock” means the common stock, par value $0.0001 per share, of Innovate Biopharmaceuticals, Inc.
“Purchaser” is defined in the Preamble.
“RDD Merger Agreement” means the Agreement and Plan of Merger and Reorganization dated as of October 6, 2019, by and among Purchaser, Innt Merger Sub 1 Ltd., Rdd Pharma Ltd., with Orbimed Israel Partners, Limited Partnership as the shareholder representative.
“RDD Representations” means the representations and warranties of Purchaser set forth in Section 3 of the RDD Merger Agreement, as qualified by the Innovate Schedule of Exceptions.
“Registered IP” means all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered trademarks, domain names and all applications for any of the foregoing.
“Regulatory Approval” means any and all approvals, licenses, registrations, clearances, or authorizations of any national, supra-national (e.g., the European Commission or the Council of the European Union), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, that are necessary for the manufacture, distribution, use or sale of a Product for human therapeutic, prophylactic, or diagnostic use in a particular jurisdiction, including, in the U.S., an NDA or BLA.
“Regulatory Authority” means any applicable Governmental Authority with responsibility for granting licenses or approvals, including Marketing Authorizations, necessary for the marketing and sale of a Product in any jurisdiction, or that is concerned with the research, development, marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products.
“Regulatory Authorization(s)” means (a) all licenses, permits, certificates, clearances, exemptions, approvals, consents and other authorizations that the Company owns, holds or possesses, including those prepared for submission to or issued by any Regulatory Authority or research ethics committee (including pre-market notification clearances, pre-market approvals, investigational device exemptions, non-clinical and clinical study authorizations, product re- certifications, manufacturing approvals and authorizations, CE Mark certifications, pricing and reimbursement approvals, Labeling approvals, registration notifications or their foreign equivalent), that are required for or relate to the Purchased Assets or the Exploitation of the

Purchased Assets, including those set forth on Schedule B-1; and (b) all applications, supporting files, writings, data, studies and reports, and all correspondence to, with, or from the FDA or any other Regulatory Authority or research ethics committee, relating to any license, permit, certificate, clearance, exemption, approval, consent or other authorization described in clause (a).
“Related Party” means (a) each Securityholder; (b) each individual who is, or who has at any time since inception been, an officer or director of the Company; (c) each, to the Company’s Knowledge, member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a),” “(b)” and “(c)” above, to the Company’s Knowledge, holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
“Requisite Shareholders” means the holders of a majority of the outstanding Company Shares and the holders of a majority of the outstanding Company Preferred Shares.
“Royalty Term” shall be determined on a country-by-country and Product-by-Product basis, beginning upon First Commercial Sale of a particular Product in such country and continuing until the latest to occur of: (i) the [**] ([**]) anniversary of the First Commercial Sale of such Product in such country or (ii) if such Product is Covered in such country by a Patent within the Company IP, the expiration of the last-to-expire Valid Patent Claim of such Patents Covering the Product in such country.
“Sales-Based Payment” means, with respect to a particular Calendar Quarter, the difference between (a) the Total Sales Payment Burden with respect to Net Sales in the Territory during such Calendar Quarter and (b) the total, aggregate, combined running royalties due and payable under Section 3.4 of the [**], Section 3.3 of the NB1002 License, and Section 4.3(a) of the [**] on Net Sales in the Territory during such Calendar Quarter, which shall, in any event and notwithstanding anything to the contrary, be calculated for purposes of this clause (b) taking into account any credits against such royalties due under Section 3.4 of the [**] or Section 3.3 of the NB1002 License resulting from the [**] Payments, but without taking into account (1) any reduction in such royalties due to [**] or [**] as a result of the effects or application of (i) Section 3.4(b) or 3.7 of the [**], (ii) Section 3.3(b) or 3.6 of the [**], (iii) Section 4.3(g) of the [**], (iv) Section 4.3(h) of the [**] with respect to any adjustments thereunder not resulting from payments due under the [**], or (v) Section 4.3(h) of the [**] with respect to [**] percent ([**]%) of any adjustments thereunder resulting from payments due under the [**] or (2) any expiration or termination of any obligation to pay running royalties with respect to any Product or country as a result of the expiration of the Royalty Term (as defined in the [**] or [**], as applicable) under either of the [**] or any expiration of the obligation to pay royalties to [**] pursuant to Section 4.3(d) of the [**] (for example[**]). Notwithstanding anything to the contrary, (x) if clause (b) exceeds clause (a) for any particular Calendar Quarter, the Sales-Based Payment for such Calendar Quarter shall be zero and (y) for purposes of calculating the Sales-Based Payment and Total Sales Payment Burden, Net Sales shall only include gross amounts invoiced or otherwise received for Purchaser’s, its Affiliates’, and Licensees’ sales of Products in the Territory during, on a country-by-country and Product-by-Product basis, the Royalty Term applicable to each Product in each country.

“Second Effective Time” has the meaning set forth in Section 1.2(c).
“Second Merger” has the meaning set forth in the Recitals.
“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect from time to time.
“Securityholder Indemnitees” is defined in Section 6.2(b).
“Securityholder Indemnitors” means the Securityholders, severally and not jointly (in accordance with their respective Pro Rata Share).
“Securityholder” means a Shareholder and/or an Optionholder of Vested Options and/or a Warrantholder.
“Stipulated Amount” is defined in Section 6.6(e).
“Shareholder” means a holder of Company Shares.
“Shareholders’ Agent Engagement Agreement” means the engagement agreement by and among the Shareholders’ Agent and certain Securityholders to provide direction to the Shareholders’ Agent in connection with its services under this Agreement.
“Shareholders’ Agent Expenses” is defined in Section 9.1(c).
“Shareholders’ Agent Reserve” is defined in Section 9.1(c).
“Shareholders’ Agent” is defined in Section 9.1(a).
“Specified Asian Territories” means [**].
“Straddle Period” is defined in Section 7.4.
“Subsidiary”: An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Surviving Company” is defined in Section 1.1.
“Tax” or “Taxes” means (i) any and all U.S. federal, state, local, and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including (without limitation) taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value-added, ad valorem, transfer, stamp, registration, environmental, windfall profits, alternative or add-on minimum, franchise, withholding, payroll, recapture, employment (including social security), escheat, estimated, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being (or having been) a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), including pursuant to Treasury Regulations Section 1.1502-6, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.
“Tax Claim” is defined in Section 7.8.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information (including any schedule or attachment thereto and any amendment thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Technology” means technical, scientific, engineering, sales and other business methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, data, analyses, reports, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including Source Code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
“Termination Date” is defined in Section 6.1(a).
“Territory” means the entire world.
“Third-Party Claim” is defined in Section 6.5(a).
“Threshold” is defined in Section 6.3(a).
“Total Sales Payment Burden” means an amount equal to the Net Sales of a Product sold in a country during any Calendar Quarter, multiplied by the applicable Rate for such country and applicable Calendar Quarter, as set forth in the table below:

“Rate” for countries within the Specified Asian Territories	“Rate” for all other countries	Applicable Time Period
[**]%	[**]%	[**]
[**]%	[**]%	[**]
[**]%	[**]%	[**]

“Trade Secrets” means trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein.
“Trademarks” means registered and unregistered trademarks, trade dress, trade names, logos, design rights, service marks, together with the goodwill pertaining to the foregoing, and all applications, registrations and renewals therefor.
“Transactional Agreements” means: (a) this Agreement, (b) the Certificate of Merger, (c) Letters of Transmittal, and (d) the Non-Competition Agreements.
“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.
“Unvested Option” means each Option that is outstanding and unvested and not exercisable as of immediately prior to the Effective Time (after giving effect to acceleration that would result solely from the consummation of the Mergers).
“Valid Patent Claim” means a claim of a Patent, which claim is pending and has not been finally abandoned or finally rejected or is issued and unexpired and has not been found to be unpatentable, invalid or unenforceable by a court or other authority having jurisdiction, from which decision no appeal is taken, shall be taken or can be taken.

EXHIBIT J-1
NB1001 Amino Acid Sequence and Product Milestones
[**]
Product Milestones

NB1001 Product Milestones	Aggregate Payment due
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]

EXHIBIT J-2
NB1002 Compound Definition and Product Milestone
[**]
Product Milestones

NB1002 Product Milestones	Aggregate Payment due
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]
[**]	$[**]